

ANNUAL REPORT TO STOCKHOLDERS 2010

Citi Trends



CITI TRENDS

FINANCIAL HIGHLIGHTS

NET SALES (in millions)



2010
2009
2008
2007
2006
$623 13%
$552 13%
$488 12%
$438 15%
$382[1] 32%

NET INCOME (in millions)



2010
2009
2008
2007
2006
$20.9 6%
$19.7 13%
$17.4 22%
$14.2 -33%
$21.4[1] 50%

EARNINGS PER DILUTED SHARE



2010
2009
2008
2007
2006
$1.44 6%
$1.36 13%
$1.20 20%
$1.00 -34%
$1.51[1] 40%

(Dollars in thousands, except per share data)	January 29, 2011	January 30, 2010	Increase
At Year End:			
Total Assets	$ 306,402	$ 279,986	9%
Total Stockholders Equity	$ 204,804	$ 181,343	13%
For the Year:			
Net Sales	$ 622,528	$ 551,869	13%
Income from Operations	$ 31,444	$ 29,374	7%
Net Income	$ 20,852	$ 19,717	6%
Net Income per Common Share			
Basic	$ 1.44	$ 1.36	6%
Diluted	$ 1.44	$ 1.36	6%

COMPARABLE STORE SALES

Year	Comparable Store Sales
2010	-1.8%
2009	0.6%
2008	0.0%
2007	1.0%[2]
2006	8.2%[3]

OPERATING MARGIN

Year	Operating Margin
2010	5.1%
2009	5.3%
2008	4.7%
2007	4.3%
2006	7.9%[1]

TOTAL STORES

Year	Stores	Increase
2010	461	14%
2009	403	13%
2008	357	12%
2007	319	15%
2006	277	18%

STORE LOCATIONS BY STATE



6
2
18
2
4
2
11
11
18
1
4
7
1
4
5
17
4
39
16
4
7
44
24
29
61
35
45
44
■ Corporate Office
● Distribution Center
▲ Next Distribution Center

[1] *Fiscal 2006 includes 53 weeks of operation.*

[2] *Compares the 52 weeks ended February 2, 2008 to the 52 weeks ended February 3, 2007.*

[3] *Compares the 53 weeks ended February 3, 2007 to the 53 weeks ended February 4, 2006.*



Citi Trends entered fiscal 2010 confident in its plans to continue the Company's growth and further strengthen its foundation for future success. During the year, we successfully managed through a challenging economy, invested in our growth and took a number of positive steps to make Citi Trends an even stronger company. While 2010 was a disappointing year for sales and earnings, we are proud of the major initiatives completed by the 5,000-strong team of associates at Citi Trends.

In 2010, sales increased 12.8% to $622.5 million, while net income increased 5.8% to $20.9 million, or $1.44 per diluted share. From historically high unemployment, to delays extending unemployment benefits and changes in the timing of income tax refunds, the adverse impact on our customers' disposable income was considerable. In addition to the external factors, sales were negatively affected late in the year by significant weakness in long denim, one of our key Fall/Winter categories.

Citi Trends continued its record of aggressive new store growth in 2010. We opened 60 new stores and relocated or expanded an additional 13 stores. Our store base expanded into three new states during the year – Iowa, Nevada and New York. We also designed, tested and began the rollout of a new store prototype, what we refer to as "Citi Lights", which provides a much more exciting shopping experience for our customers.

During 2010, we opened six Citi Lights stores. In these stores we saw better overall sales, with particularly strong results in specific merchandise categories that we had featured in the layout. Based on these results, we decided to use this new format in all of our 2011 store openings. In January 2011, we also converted 15 existing stores to this new prototype. While it's too early to form conclusions about the ultimate payback of this investment, the initial results are positive and we'll be monitoring the comparable sales performance of these stores against the chain over the next few months to determine if and how we should proceed with additional conversions.

Looking forward to 2011, we remain committed to 15% growth in selling square footage. That will mean approximately 65 to 70 new stores with two new states – Minnesota and Nebraska – added to the mix. In addition to new store growth, we also plan to expand or relocate 12 stores.

To support our continued growth, we improved our distribution productivity and throughput capacity in 2010 with the acquisition and outfitting of a new distribution center in Roland, Oklahoma. The new facility, which is expected to become fully operational by the late spring of 2011, should satisfy our growing distribution needs for several years. To improve store productivity and ensure the continued availability of a talented workforce, we implemented systems to improve our hiring of new associates, particularly in the areas of applicant flow and applicant screening, upgraded associate benefits management and rolled out an automated bank vault program to eliminate twice-daily bank trips by our store managers. We strengthened the dialogue with our customers with the launch of our new Facebook page. And, we continued to build a management team that will support our future growth and success.

While we still have concerns about the overall economy, as well as expected inflation in sourcing costs, we are pleased to enter fiscal 2011 with very clean inventories and far less uncertainty on the important issue of unemployment benefits.

We would like to thank all our customers, associates, stockholders and suppliers for their support in 2010. The Citi Trends team is committed to delivering strong performance for you in 2011.

Sincerely,

R. Edward Anderson
Chairman of the Board

R. David Alexander, Jr.
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 29, 2011

Or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number: 000-51315

CITI TRENDS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**52-2150697** (I.R.S. Employer Identification No.)
104 Coleman Boulevard, Savannah, Georgia (Address of principal executive offices)	**31408** (Zip Code)

Registrant's telephone number, including area code **(912) 236-1561**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par Value	NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $456,691,237 as of July 30, 2010.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: Common Stock, par value $.01 per share, 14,992,174 shares outstanding as of March 22, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information from the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year covered by this Annual Report on Form 10-K, with respect to the Annual Meeting of Stockholders to be held on May 25, 2011.

FORM 10-K REPORT INDEX

Table of Contents

10-K Part and Item No.

PART I

Some statements in, or incorporated by reference into, this Annual Report on Form 10-K (this "Report") of Citi Trends, Inc. ("we", "us", or the "Company") may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than historical facts contained in this Report, including statements regarding our future financial position, business policy and plans and objectives and expectations of management for future operations, are forward-looking statements. The words "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "project" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events, including, among other things: implementation of our growth strategy; our ability to anticipate and respond to fashion trends; competition in our markets; consumer spending patterns; actions of our competitors or anchor tenants in the strip shopping centers where our stores are located; and anticipated fluctuations in our operating results.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Item 1A. Risk Factors and elsewhere in this Report and the other documents we file with the Securities and Exchange Commission ("SEC"), including our reports on Form 8-K and Form 10-Q, and any amendments thereto. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements speak only as of the date of such statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained in this Report, whether as a result of any new information, future events or otherwise.

Information is provided herein with respect to our operations related to our fiscal years ended on January 29, 2011 ("fiscal 2010"), January 30, 2010 ("fiscal 2009") and January 31, 2009 ("fiscal 2008").

ITEM 1. BUSINESS

Overview and History

We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. We offer quality, branded apparel from nationally recognized brands, as well as private label apparel, accessories and a limited assortment of home décor items. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. We believe that we provide merchandise at compelling values. Our goal is to provide nationally recognized branded merchandise at discounts to department and specialty stores' regular prices of up to 60%. Our stores average approximately 10,600 square feet of selling space and are typically located in neighborhood shopping centers that are convenient to low- to moderate-income customers. In fiscal 2010, we opened 60 new stores and closed two stores. As of January 29, 2011, we operated 461 stores in both urban and rural markets in 27 states.

Our predecessor, Allied Department Stores, was founded in 1946 and grew into a chain of family apparel stores operating in the Southeast. In 1999, the Company, then consisting of 85 stores, was acquired by Hampshire Equity Partners II, L.P., a private equity firm. Following the acquisition by Hampshire Equity Partners II, L.P., management implemented several strategies to focus on the growing urban market and improve our operating and financial performance. After the successful implementation of these strategies and the successful growth of our chain from 85 stores to 212 stores, we completed an initial public offering of our common stock on May 18, 2005.

Our executive offices are located at 104 Coleman Boulevard, Savannah, Georgia 31408 and our telephone number is (912) 236-1561. Our Internet address is *http://www.cititrends.com*. The reference to our web site address in this Report does not constitute the incorporation by reference of the information contained at the web site in this Report. We make available, free of charge through publication on our web site, copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we have filed such materials with, or furnished such materials to, the SEC. In addition, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or on the SEC's web site at *http://www.sec.gov*, and you may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Company Strengths and Strategies

Our goal is to be the leading value-priced retailer of urban fashion apparel and accessories. We believe the following business strengths differentiate us from our competitors and are important to our success:

Focus on Urban Fashion Mix. We focus our merchandise on urban fashions, which we believe appeal to our core customers. We do not attempt to dictate trends, but rather devote considerable effort to identifying emerging trends and ensuring that our apparel assortment is considered timely and fashionable in the urban market. Our merchandising staff tests new emerging merchandise trends before reordering and actively manages the mix of brands and fashion products in the stores to keep our offering fresh and minimize markdowns.

Superior Value Proposition. As a value-priced retailer, we seek to offer top quality, fashionable merchandise at compelling prices. We seek to provide nationally recognized brands at discounts to department and specialty stores' regular prices of up to 60%. We also offer products under our proprietary brands such as "Diva Blue," "Red Ape," "Vintage Harlem," and "Lil Ms Hollywood." These private brands enable us to expand our product selection, offer fashion merchandise at lower prices and enhance our product offerings.

Merchandise Mix that Appeals to the Entire Family. We merchandise our stores to create a destination environment capable of meeting the fashion needs of the entire value-conscious family. Each store offers a wide variety of products for men and women, as well as children. Our stores feature sportswear, dresses, outerwear, footwear, intimate apparel and accessories, as well as a limited assortment of home décor items. We believe that the breadth of our merchandise distinguishes our stores from many competitors that offer urban apparel primarily for women, and reduces our exposure to fashion trends and demand cycles in any single category.

Strong and Flexible Sourcing Relationships. We maintain strong sourcing relationships with a large group of suppliers. We have purchased merchandise from approximately 1,000 vendors in the past 12 months. Purchasing is controlled by a 25-plus member buying team located at our Savannah, Georgia headquarters and our buying office in New York, New York. We purchase merchandise through planned programs with vendors at reduced prices and opportunistically through close-outs, with the majority of our merchandise purchased for the current season and a limited quantity held for sale in future seasons. To foster vendor relationships, we pay vendors promptly and rarely ask for typical retail concessions such as promotional and markdown allowances.

Attractive Fashion Presentation and Store Environment. We seek to provide a fashion-focused shopping environment that is similar to a specialty apparel retailer, rather than a typical off-price store. Products from nationally recognized brands are prominently displayed by brand, rather than by size, on dedicated, four-way fixtures featuring multiple sizes and styles. The remaining merchandise is arranged on hanging racks. The stores are carpeted and well-lit, with most featuring a sound system that plays urban adult and urban contemporary music throughout the store. Nearly all of our stores have either been opened or remodeled in the past eight years.

Highly Profitable Store Model. We operate a proven and efficient store model that delivers strong cash flow and store level return on investment. We locate stores in high traffic strip shopping centers that are convenient to low- and moderate-income neighborhoods. We generally utilize previously occupied store sites which enables us to obtain attractive rents for our store sites. Similarly, advertising expenses are low as we do not rely on promotion-driven sales but rather seek to build our reputation for value through everyday low prices. At the same time, from an investment perspective, we seek to design stores that are inviting and easy to shop, while limiting startup and fixturing costs. As a result, our stores have generated rapid payback of investments, typically within 12 to 14 months.

Product Merchandising and Pricing

Products. Our merchandising strategy is to offer high quality, branded products at attractive prices for the entire value-conscious family. We seek to maintain a diverse assortment of first quality, in-season merchandise that appeals to the distinctive tastes and preferences of our core customers. Approximately 46% of our net sales are represented by nationally recognized brands. We also offer a wide variety of products from less recognized brands and a lesser amount representing private label products under our proprietary brands such as "Diva Blue," "Red Ape," "Vintage Harlem," and "Lil Ms Hollywood." Our private brand products enable us to expand product selection, offer merchandise at lower prices and enhance our product offerings.

Our merchandise includes apparel, accessories and home décor. Within apparel, we offer fashion sportswear for men, women and children, including offerings for newborns, infants, toddlers, boys and girls. Accessories include handbags, jewelry, footwear, belts, intimate apparel and sleepwear.

The following table sets forth the merchandise assortment by classification as a percentage of net sales for fiscal 2010, 2009 and 2008.

	Percentage of Net Sales		
	2010	2009	2008
Women's	33%	34%	35%
Children's	28%	29%	29%
Men's	20%	21%	22%
Accessories	17%	14%	12%
Home décor	2%	2%	2%

Pricing. We purchase our merchandise at attractive prices and mark prices up less than department or specialty stores. We seek to provide nationally recognized brands at prices that are up to 60% below regular retail prices available in department stores and specialty stores, and to provide a product offering that validates both our value and fashion positioning to our consumers. We also consider the price-to-value relationships of our non-branded products to be strong. Our basic pricing strategy is everyday low prices. The discount from the suggested retail price is usually reflected on the price tag. We review each department in our stores at least monthly for possible markdowns based on sales rates and fashion seasons to promote faster turnover of inventory and to accelerate the flow of current merchandise.

Sourcing and Allocation

The merchandising department oversees the sourcing, planning and allocation of merchandise to our stores, which allows us to utilize volume purchase discounts and maintain control over our inventory. We source our merchandise from approximately 1,000 vendors, consisting of domestic manufacturers and importers. Our Chief Merchandising Officer supervises a planning and allocation team consisting of nearly 25 associates, as well as a buying team, which is comprised of more than 25 merchandise managers, buyers and assistant buyers.

Our buyers have on average more than 20 years of experience in the retail business and have developed long-standing relationships with many of our vendors, including those controlling the distribution of branded apparel. Our buyers, who are based in Savannah and New York, travel regularly to the major United States apparel markets, visiting major manufacturers and attending national and regional apparel trade shows, including urban-focused trade shows.

Our buyers purchase merchandise in styles, sizes and quantities to meet inventory levels developed by the planning staff. The buying staff utilizes several purchasing techniques that enable us to offer to consumers branded and non-branded fashion merchandise at everyday low prices. The majority of the nationally recognized branded products we sell are purchased in-season, and we generally purchase later in the merchandising buying cycle than department and specialty stores. This allows us to take advantage of imbalances between retailers' demands for specific merchandise and manufacturers' supply of that merchandise. We also purchase merchandise from some vendors in advance of the selling season at reduced prices and purchase merchandise on an opportunistic basis near the end of the selling season, which we then store in our distribution centers for sale three to nine months later. Where possible, we seek to purchase items based on style or color in limited quantities on a test basis with the right to reorder as needed. Finally, we purchase private brand merchandise that we source to our specifications.

We allocate merchandise across our store base according to store-level demand. The merchandising staff utilizes a centralized management system to monitor merchandise purchasing, planning and allocation in order to maximize inventory turnover, identify and respond to changing product demands and determine the timing of markdowns to our merchandise. The buyers also regularly review the age and condition of the merchandise and manage both the reordering and clearance processes. In addition, the merchandising team communicates with regional, district and store managers to ascertain regional and store-level conditions and to better ensure that our product mix meets our consumers' demands in terms of quality, fashion, price and availability.

We accept payment from our customers for merchandise at time of sale. Payments are made to us by cash, check, Visa™ or Mastercard™. We do not extend credit terms to our customers; however, we do offer a layaway service.

Seasonality

The nature of our business is seasonal. Historically, sales in the first and fourth quarters have been higher than sales achieved in the second and third quarters of the fiscal year. Expenses and, to a greater extent, operating income, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

Store Operations

Store Format. The average selling space of our existing 461 stores is approximately 10,600 square feet, which allows us the space and flexibility to departmentalize our stores and provide directed traffic patterns. We arrange our stores in a racetrack format with women's sportswear, our most attractive and fashion current merchandise, in the center of each store and complementary categories adjacent to those items. Men's and boy's apparel is displayed on one side of the store, while dresses, footwear and accessories are displayed on the other side. Merchandise for infants, toddlers and girls is displayed along the back of the store. Impulse items, such as jewelry and sunglasses, are featured near the checkout area. Products from nationally recognized brands are prominently displayed on four-way racks at the front of each department. The remaining merchandise is displayed on hanging racks and occasionally on table displays. Large hanging signs identify each category location. The unobstructed floor plan allows the customer to see virtually all of the different product areas from the store entrance and provides us the flexibility to easily expand and contract departments in response to consumer demand, seasonality and merchandise availability. Virtually all of our inventory is displayed on the selling floor. Prices are clearly marked and often have the comparative retail-selling price noted on the price tag.

In 2010, we began to test a new store format with the assistance of a retail design consulting firm. We opened our first new prototype store in Savannah in July 2010 and later opened five more stores with the new prototype design. The stores feature a new color palette and logo, a new layout, new fixturing, dressing room, graphics and lighting, a redesigned checkout area and an expanded footwear department. Based on the reactions from our customers and the results of the new stores, we decided to open all new stores in the new prototype format in 2011. Also, in January 2011, we converted 15 of our existing stores to the new format to determine whether there would be an adequate lift in sales, profitability and return on investment to warrant additional conversions.

Store Management. Store operations are managed by our Senior Vice President of Store Operations, five regional vice presidents and 45 district managers, each of whom manages five to fifteen stores. The typical store is staffed with a store manager, two or three assistant managers and seven to eight part-time sales associates, all of whom rotate work days on a shift basis. Store managers and assistant store managers participate in a bonus program based on achieving predetermined levels of sales and inventory shrinkage. District managers participate in bonus programs based on achieving targeted levels of sales, profits, inventory shrinkage and payroll costs. Regional vice presidents participate in a bonus program based partly on a roll-up of the district managers' bonuses and partly on the Company's profit performance in relation to budget. Sales associates are compensated on an hourly basis with incentives. Moreover, we recognize individual performance through internal promotions and provide extensive opportunities for advancement, particularly given our rapid growth.

We place significant emphasis on loss prevention in order to control inventory shrinkage. Initiatives include electronic tags on most of our products, training and education of store personnel on loss prevention issues, digital video camera systems, alarm systems and motion detectors in the stores. In certain stores, we use an outside service to visually monitor the stores throughout the day using sophisticated camera systems. We also capture extensive point-of-sale data and maintain systems that monitor returns, voids and employee sales, and produce trend and exception reports to assist in identifying shrinkage issues. We have a centralized loss prevention team that focuses exclusively on implementation of these initiatives and specifically on stores that have experienced above average levels of shrinkage. We also maintain an independent, third party administered, toll-free line for reporting shrinkage concerns and any other employee concerns.

Employee Training. Our employees are critical to achieving our goals, and we strive to hire employees with high energy levels and motivation. We have well-established store operating policies and procedures and an extensive 90-day in-store training program for new store managers and assistant managers. Sales associates also participate in a 30-day customer service and store procedures training program, which is designed to enable them to assist customers in a friendly, helpful manner.

Layaway Program. We offer a layaway program that allows customers to purchase merchandise by initially paying a 20% deposit and a $2.00 service charge. The customer then makes additional payments every two weeks and has 60 days within which to complete the purchase. If the purchase is not completed, the customer receives a merchandise credit for amounts paid less a re-stocking and layaway service fee.

Site Selection. Cost-effective store locations are an important part of our profitability model. Accordingly, we look for second and third use store locations that offer attractive rents, but also meet our demographic and economic criteria. We have a dedicated real estate management team responsible for new store site selection. In selecting a location, we target both urban and rural markets.

Demographic criteria used in site selection include concentrations of our core consumers. In addition, we require convenient site accessibility, as well as strong co-tenants, such as food stores, dollar stores, rent-to-own stores and other apparel stores.

Shortly after we sign a new store lease and complete the necessary leasehold improvements to the building, we prepare the store over a three to four week period by installing fixtures, signs, dressing rooms, checkout counters and cash register systems and merchandising the initial inventory.

Advertising and Marketing

Our advertising goal is to build the "Citi Trends" brand and promote consumers' association of the "Citi Trends" brand with value, quality, fashion and everyday low prices. We generally focus our advertising efforts during the Easter, back-to-school and Christmas seasons through the use of commercials played on local television and hip-hop radio stations. In addition, we run national television commercials on the BET cable channel and do in-store advertising that includes window signs designated for special purposes, such as seasonal events and clearance periods, and taped audio advertisements commingled with in-store music programs. For store grand openings and significant remodels, we typically seek to create community awareness and consumer excitement through radio advertising preceding and during the grand opening and by creating an on-site event with local radio personalities broadcasting from the new location. We also distribute promotional items such as gift cards in connection with our grand openings and significant remodels. As we move forward, we plan to also utilize social media to better reach our customers.

Our marketing efforts center on promoting our everyday low prices and demonstrating the strong price-to-value relationship of our products to our consumers. We do not utilize promotional advertising. Merchandise is priced so that our competition rarely has lower prices. In the limited situations where the competition offers the same merchandise at a lower price, we will match the price.

Distribution

All merchandise sold in our stores is shipped directly from our distribution centers in Savannah, Georgia and Darlington, South Carolina. We generally ship merchandise from our distribution centers to our stores daily, utilizing various express package distributors. In addition to the distribution center in Savannah, we have a small merchandise storage facility that is attached to our corporate office. The Savannah facilities have a combined square footage of approximately 240,000, including 55,000 square feet of office space. To support our continued growth, we completed an expansion of the Darlington distribution center in 2008 which increased the size of the facility from 286,000 square feet to 550,000 square feet. In addition, we purchased a 460,000 square foot distribution center in Roland, Oklahoma in 2010 which we expect to be operational by the late spring of 2011.

Information Technology and Systems

We have information systems in place to support our core business functions, using an IBM iSeries as the computer platform, with enterprise software from Island Pacific, a software provider to the retail industry. This software supports purchasing, purchase order management, price and markdown management, merchandise allocation, general ledger, accounts payable and sales audit. Our distribution center in Darlington is supported by software from Manhattan Associates which was installed in early 2009, and such warehouse management software will also be used in the new Roland distribution center.

Our stores use point-of-sale software from DataVantage, a division of MICROS Systems, Inc., to run the stores' cash registers. The system uses bar code scanners at checkout to capture item sales. It also supports end-of-day processing and automatically transmits sales and transaction data to Savannah soon after the close of business. Additionally, the software supports store time clock functions. To facilitate the marking down and re-ticketing of merchandise, employees in the stores use hand-held scanners that read the item UPC barcode and prepare new price tickets for merchandise. DataVantage software also enables us to sort, review and analyze store transaction data to assist in loss prevention.

In 2010, we successfully implemented software services from Workday to process our payroll and to facilitate various human capital management processes. We believe that our information systems, with upgrades and updates over time, are adequate to support our operations for the foreseeable future.

Growth Strategy

Our growth strategy is to open stores in new and existing markets, as well as to increase sales in existing stores. Adding stores in the markets we currently serve often enables us to benefit from enhanced name recognition and achieves advertising and operating synergies. In fiscal 2008, we opened 39 new stores and entered the Philadelphia, Pennsylvania and Kansas City, Kansas markets. In fiscal 2009, we opened 49 new stores and entered the California and western Michigan markets. In fiscal 2010, we opened 60 new stores and entered the Las Vegas, Nevada; Pittsburgh, Pennsylvania; and upstate New York markets. We expect to open approximately 65 to 70 new stores in fiscal 2011. More than 90% of the new stores we intend to open in fiscal 2011 will be located in states in which we currently operate.

Competition

The markets we serve are highly competitive. The principal methods of competition in the retail business are fashion, assortment, pricing and presentation. We believe we have a competitive advantage in our offering of fashionable brands at everyday low prices. We compete against a diverse group of retailers, including national off-price retailers, mass merchants, smaller specialty retailers and dollar stores. The off-price retail companies with which we compete include TJX Companies, Inc. ("TJX Companies"), Ross Stores, Inc. ("Ross Stores"), The Cato Corporation ("Cato"), and Burlington Coat Factory Warehouse Corp. ("Burlington Coat Factory"). In particular, Ross Stores' "dd's DISCOUNTS" stores, and Cato's "It's Fashion Metro" stores target lower to moderate income consumers. We believe our strategy of appealing to African-American consumers and offering urban apparel products allows us to compete successfully with these retailers. We also believe we offer a more inviting store format than the off-price retailers, including our use of carpeted floors and more prominently displayed brands. We also compete with a group of smaller specialty retailers that sell only women's products, such as Rainbow, Dots, Fashion Cents, It's Fashion! and Simply Fashions. Our mass merchant competitors include Wal-Mart, Target and Kmart. These chains do not focus on fashion apparel and, within their apparel offering, lack the urban focus that we believe differentiates our offering and appeals to our core customers. Similarly, while some of the dollar store chains offer apparel, they typically offer a more limited selection focused on basic apparel needs. As a result, we believe there is significant demand for a value retailer that addresses the market of low- to moderate-income consumers generally and, particularly, African-American and other minority consumers who seek value-priced, urban fashion apparel and accessories. See Item 1A. Risk Factors in this Report for additional information.

Intellectual Property

We regard our trademarks and service marks as having significant value and as being important to our marketing efforts. We have registered the "Citi Trends" trademark with the U.S. Patent and Trademark Office on the Principal Register as both a trademark for retail department store services and as a trademark for clothing. We have also registered the following trademarks with the U.S. Patent and Trademark Office on the Principal Register: "Citi Club," "Citi Steps," "Citi Trends Fashion for Less," "Diva Blue," "Lil Citi Man," "Lil Ms Hollywood," "Urban Sophistication," "Red Ape," "Satin in The Hood," "Citi Scrubs," and "Vintage Harlem." Our policy is to pursue registration of our marks and to oppose vigorously infringement of our marks.

Employees

As of January 29, 2011, we had approximately 2,300 full-time and approximately 2,700 part-time employees. Of these employees, approximately 4,400 are employed in our stores and the remainder are employed in our distribution centers and corporate office. We are not a party to any collective bargaining agreements, and none of our employees is represented by a labor union. We believe we have a good relationship with our employees.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference into this Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem to be currently immaterial also may impair our business operations. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to anticipate, identify and respond rapidly to changes in consumers' fashion tastes, and our failure to adequately evaluate fashion trends could have an adverse effect on our business, financial condition and results of operations.

The apparel industry in general and our core customer market in particular are subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent on our ability to anticipate, identify and capitalize on emerging fashion trends, including products, styles and materials that will appeal to our target consumers. Our failure to anticipate, identify or react appropriately and timely to changes in styles, trends, brand preferences or desired image preferences is likely to lead to lower demand for our merchandise, which could cause, among other things, sales declines, excess inventories and higher markdowns.

If we are unsuccessful in competing with our retail apparel competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

The retail apparel market is highly competitive with few barriers to entry. We compete against a diverse group of retailers, including national off-price apparel chains such as TJX Companies, Ross Stores, Cato, and Burlington Coat Factory; mass merchants such as Wal-Mart, Target and Kmart; smaller discount retail chains that sell only women's products, such as Rainbow, Dots, Fashion Cents, It's Fashion!, and Simply Fashions; and general merchandise discount stores and dollar stores, which offer a variety of products, including apparel, for the value-conscious consumer. We also compete against local off-price and specialty retail stores, regional retail chains, traditional department stores, web-based retail stores and other direct retailers.

The level of competition we face from these retailers varies depending on the product segment, as many of our competitors do not offer apparel for the entire family. Our greatest competition is generally in women's apparel. Many of our competitors are larger than us and have substantially greater resources than us and, as a result, may be able to adapt better to changing market conditions, exploit new opportunities and exert greater pricing pressures on suppliers than us. Many of these retailers have better name recognition among consumers than us and purchase significantly more merchandise from vendors. These retailers may be able to purchase branded merchandise that we cannot purchase because of their name recognition and relationships with suppliers, or they may be able to purchase branded merchandise with better pricing concessions than us. Our local and regional competitors have extensive knowledge of the consumer base and may be able to garner more loyalty from customers than us. If the consumer base we serve is satisfied with the selection, quality and price of our competitors' products, consumers may decide not to shop in our stores. Additionally, if our existing competitors or other retailers decide to focus more on our core customers, particularly African-American consumers, we may have greater difficulty in competing effectively, our business and results of operations could be adversely affected, and the market price of our common stock could suffer.

The retail industry periodically has experienced consolidation and other ownership changes. In the future, other United States or foreign retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations. Any of these developments could result in our competitors increasing their buying power or market visibility. These developments may cause us to lose market share and could have an adverse effect on our sales and results of operations.

Our ability to attract consumers to our stores depends on the success of the strip shopping centers where our stores are located.

We locate our stores primarily in strip shopping centers where we believe our consumers and potential consumers shop. The success of an individual store can depend on favorable placement within a given strip shopping center. We cannot control the development of alternative shopping destinations near our existing stores or the availability or cost of real estate within existing or new shopping destinations. If our store locations fail to attract sufficient consumer traffic or we are unable to locate replacement locations on terms acceptable to us, our business could suffer. If one or more of the anchor tenants located in the strip shopping centers where our stores are located close or leave, or if there is significant deterioration of the surrounding areas in which our stores are located, our business may be adversely affected.

We could experience a reduction in sales if we are unable to fulfill our current and future merchandising needs.

We depend on our suppliers for the continued availability and satisfactory quality of our merchandise. Most of our suppliers could discontinue selling to us at any time. Additionally, if the manufacturers or other owners of brands or trademarks terminate the license agreements under which some of our suppliers sell our products, we may be unable to obtain replacement merchandise of comparable fashion appeal or quality, in the same quantities or at the same prices. In addition, a number of our suppliers are smaller, less capitalized companies and are more likely to be impacted by unfavorable general economic and market conditions than larger and better capitalized companies. These smaller suppliers may not have sufficient liquidity during economic downturns to properly fund their businesses, and their ability to supply their products to us could be negatively impacted. If we lose the services of one or more of our significant suppliers or one or more of them fail to meet our merchandising needs, we may be unable to obtain replacement merchandise in a timely manner. If our existing suppliers cannot meet our increased needs and we cannot locate alternative supply sources, we may be unable to obtain sufficient quantities of the most popular items of the nationally recognized brands at attractive prices, which could negatively impact our sales and results of operations.

Our sales could decline as a result of general economic and other factors outside of our control, such as changes in consumer spending patterns and declines in employment levels.

Downturns, or the expectation of a downturn, in general economic conditions, including the effects of unemployment levels, interest rates, levels of consumer debt, inflation in food and energy prices, taxation, government stimulus, consumer confidence, and other macroeconomic factors, could adversely affect consumer spending patterns, our sales and our results of operations. The deterioration in global economic conditions that began in 2008 may continue to adversely affect our business and could have an adverse impact on our major suppliers and landlords. Consumer confidence may also be affected by domestic and international political unrest, acts of war or terrorism, natural disasters or other significant events outside of our control, any of which could lead to a decrease in spending by consumers. Because apparel generally is a discretionary purchase, declines in consumer spending patterns may have a more negative effect on apparel retailers than some other retailers. Therefore, we may not be able to maintain our historical rate of growth in sales and earnings, or remain as profitable, if there is a continued decline in consumer spending patterns. In addition, since many of our stores are located in the southeastern United States, our operations are more susceptible to regional factors than the operations of our more geographically diversified competitors. Therefore, any adverse economic conditions that have a disproportionate effect on the southeastern United States could have a greater negative effect on our sales and results of operations than on retailers with a more geographically diversified store base.

Adverse trade restrictions may disrupt our supply of merchandise. We also face various risks because much of our merchandise is imported from abroad.

We purchase the products we sell directly from approximately 1,000 vendors, and a substantial portion of this merchandise is manufactured outside of the United States and imported by our vendors from countries such as China and other areas of the Far East. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to new trade restrictions imposed by the United States or other foreign governments. Trade restrictions, including increased customs restrictions and tariffs or quotas against apparel items, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have an adverse effect on our business. In addition, our merchandise supply could be impacted if our vendors' imports become subject to existing or future duties and quotas, or if our vendors face increased competition from other companies for production facilities, import quota capacity and shipping capacity.

We also face a variety of other risks generally associated with relying on vendors that do business in foreign markets and import merchandise from abroad, such as:

- political instability, natural disasters, or the threat of terrorism, in particular in countries where our vendors source merchandise;
- increases in merchandise costs due to raw material price inflation or changes in purchasing power caused by fluctuations in currency exchange rates;
- enhanced security measures at United States and foreign ports, which could delay delivery of imports;
- imposition of new or supplemental duties, taxes, and other charges on imports;
- delayed receipt or non-delivery of goods due to the failure of foreign-source suppliers to comply with import regulations, organized labor strikes or congestion at United States ports; and
- local business practice and political issues, including issues relating to compliance with domestic or international labor standards.

As an apparel retailer, we rely on numerous third parties in the supply chain to produce and deliver the products that we sell, and our business may be negatively impacted by their failure to comply with applicable law.

We rely on numerous third parties to supply the products that we sell. Violations of law by our importers, manufacturers or distributors could result in delays in shipments and receipt of goods or damage our reputation, thus causing our sales to decline. In addition, merchandise we sell in our stores is subject to regulatory standards set by various governmental authorities with respect to quality and safety. Regulations and standards in this area may change from time to time. Issues with the quality and safety of merchandise we sell in our stores, regardless of our fault, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs. Further, we are susceptible to the receipt of counterfeit brands or unlicensed goods. We could incur liability with manufacturers or other owners of the brands or trademarked products if we inadvertently receive and sell counterfeit brands or unlicensed goods and, therefore, it is important that we establish relationships with reputable vendors to prevent the possibility that we inadvertently receive counterfeit brands or unlicensed goods. Although we have a quality assurance team to check merchandise in an effort to assure that we purchase only authentic brands and licensed goods and are careful in selecting our vendors, we may receive products that we are prohibited from selling or incur liability for selling counterfeit brands or unlicensed goods, which could adversely impact our results of operations.

A significant disruption to our distribution process or southeastern retail locations could have an adverse effect on our business, financial condition and results of operations.

Our ability to distribute our merchandise to our store locations in a timely manner is essential to the efficient and profitable operation of our business. We have distribution centers located in Savannah, Georgia and Darlington, South Carolina and will be opening another in Roland, Oklahoma in 2011. Any natural disaster or other disruption to the operation of any of these facilities due to fire, accidents, weather conditions or any other cause could damage a significant portion of our inventory and impair our ability to stock our stores adequately.

In addition, the southeastern United States, where the Savannah and Darlington distribution centers and many of our stores are located, is vulnerable to significant damage or destruction from hurricanes and tropical storms. Although we maintain insurance on our stores and other facilities, the economic effects of a natural disaster that affects our distribution centers and/or a significant number of our stores could increase our operating expenses, impair our cash flows and reduce our sales.

If our growth strategy is unsuccessful, our financial condition and results of operations could suffer and the market price of our common stock could decline.

Our ability to continue to increase our sales and earnings depends, in large part, on opening new stores and operating the new and existing stores profitably. We opened 60, 49, and 39 new stores in fiscal 2010, 2009 and 2008, respectively. We expect to open approximately 65 to 70 new stores in fiscal 2011. If we are unable to open all of these stores or operate them profitably, we may not achieve our forecasted sales and earnings growth targets. The success of our growth strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, the effective management of inventory to meet the needs of new and existing stores on a timely basis, the expansion of our infrastructure to accommodate growth, and generating sufficient operating cash flows or securing adequate capital on commercially reasonable terms to fund our expansion plans. Additionally, growth of our store base will place increased demands on our operating, managerial and administrative resources and may lead to management and operating inefficiencies, including merchandising, personnel, distribution and integration problems. These demands and inefficiencies may cause deterioration in the financial performance of our individual stores and, therefore, our entire business.

If we fail to protect our trademarks, there could be a negative effect on our brand image and limitations on our ability to penetrate new markets.

We believe that our "Citi Trends" trademark is integral to our store design and our success in building consumer loyalty to our brand. We have registered this trademark with the U.S. Patent and Trademark Office. We have also registered, or applied for registration of, additional trademarks with the U.S. Patent and Trademark Office that we believe are important to our business. We cannot assure you that these registrations will prevent imitation of our name, merchandising concept, store design or private label merchandise or the infringement of our other intellectual property rights by others. Imitation of our name, concept, store design or merchandise in a manner that projects lesser quality or carries a negative connotation of our brand image could have an adverse effect on our business, financial condition and results of operations.

In addition, we cannot assure you that others will not try to block the manufacture or sale of our private label merchandise by claiming that our merchandise violates their trademarks or other proprietary rights since other entities may have rights to trademarks that contain the word "Citi" or may have rights in similar or competing marks for apparel and/or accessories. Although we cannot currently estimate the likelihood of success of any such lawsuit or ultimate resolution of such a conflict, such a controversy could have an adverse effect on our business, financial condition and results of operations.

If we fail to implement and maintain effective internal controls in our business, there could be an adverse effect on our business, financial condition, results of operations and stock price.

Section 404 of the Sarbanes Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal controls over financial reporting and an audit of such controls by our independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. Moreover, effective internal controls, particularly those related to revenue recognition and accounting for inventory/cost of sales, are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Failure to attract, train, assimilate and retain skilled personnel could have an adverse effect on our growth strategy and our financial condition.

Like most retailers, we experience significant employee turnover rates, particularly among store sales associates and managers, and our continued growth will require us to hire and train even more new personnel. We therefore must continually attract, hire and train new personnel to meet our staffing needs. We constantly compete for qualified personnel with companies in our industry and in other industries. A significant increase in the turnover rate among our store sales associates and managers would increase our recruiting and training costs and could cause us to be unable to service our customers effectively, thus reducing our ability to continue our growth and to operate our existing stores as profitably as we have in the past.

In addition, we rely heavily on the experience and expertise of our senior management team and other key management associates, and accordingly, the loss of their services could have a material adverse effect on our business strategy and results of operations.

Changes in government regulations could have an adverse effect on our financial condition and results of operations.

New legal requirements, including health care legislation, could result in higher compliance costs. In 2010, Congress enacted health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates exclusions for pre-existing conditions and maximum benefits, restricts the extent to which policies can be rescinded, and imposes new taxes on health insurers and health care benefits. Such significant changes in government regulations could have a material adverse effect on our business and results of operations.

Increases in the minimum wage could have an adverse effect on our financial condition and results of operations.

Wage rates for many of our employees are at or slightly above the minimum wage. As federal and/or state minimum wage rates increase, we may need to increase not only our employees' wage rates that are under the new minimum, but also the wages paid to our other hourly employees. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

Any failure of our management information systems or the inability of third parties to continue to upgrade and maintain our systems could have an adverse effect on our business, financial condition and results of operations.

We depend on the accuracy, reliability and proper functioning of our management information systems, including the systems used to track our sales and facilitate inventory management. We also rely on our management information systems for merchandise planning, replenishment and markdowns, as well as other key business functions. These functions enhance our ability to optimize sales while limiting markdowns and reducing inventory risk through properly marking down slow-selling styles, reordering existing styles and effectively distributing new inventory to our stores. We do not currently have redundant systems for all functions performed by our management information systems. Any interruption in these systems could impair our ability to manage our inventory effectively, which could have an adverse effect on our business. To support our growth, we will need to expand our management information systems, and our failure to link and maintain these systems adequately could have an adverse effect on our business.

We depend on third-party suppliers to maintain and periodically upgrade our management information systems, including the software programs supporting our inventory management functions. If any of these suppliers is unable to continue to maintain and upgrade these software programs and/or if we are unable to convert to alternate systems in an efficient and timely manner, it could result in an adverse effect on our business.

Failure to secure our customers' charge card information, or the private data relating to our associates or the Company could subject us to negative publicity, government enforcement actions, or private litigation.

We have procedures and technology in place to safeguard our customers' debit and credit card information, our associates' private data, and the Company's records and intellectual property. However, if we experience a data security breach, we could be exposed to costly negative publicity, governmental enforcement actions, and private litigation. In addition, our sales could be negatively impacted if our customers have security concerns and are not willing to purchase our merchandise using charge cards.

Our sales, inventory levels and earnings fluctuate on a seasonal basis, which makes our business more susceptible to adverse events that occur during the first and fourth quarters.

Our sales and earnings are significantly higher during the first and fourth quarters each year due to the importance of the spring selling season, which includes Easter, and the fall selling season, which includes Christmas. Factors negatively affecting us during the first and fourth quarters, including adverse weather, unfavorable economic conditions and governmental assistance and tax refund patterns for our customers, will have a greater adverse effect on our financial condition than if our business was less seasonal.

In order to prepare for the spring and fall selling seasons, we must order and keep in stock significantly more merchandise than during other parts of the year. This seasonality makes our business more susceptible to the risk that our inventory will not satisfy actual consumer demand. In addition, any unanticipated demand imbalances during these peak shopping seasons could require us to sell excess inventory at a substantial markdown or fail to satisfy our consumers. In either event, our sales and gross margins may be lower than historical levels, which could have an adverse effect on our business, financial condition and results of operations.

We experience fluctuations and variability in our comparable store sales and quarterly results of operations and, as a result, the market price of our common stock may fluctuate substantially.

Our comparable store sales and quarterly results have fluctuated significantly in the past based on a number of economic, seasonal and competitive factors, and we expect them to continue to fluctuate in the future. Since the beginning of fiscal 2005, our quarter-to-quarter comparable store sales have ranged from a decrease of 12.4% to an increase of 25.0%. In addition, we may be unable to maintain historical levels of comparable store sales as we execute our growth strategy and expand our business. This variability could cause our comparable store sales and quarterly results to fall below the expectations of securities analysts or investors, which could result in a decline in the market price of our common stock.

Our stock price is subject to volatility.

Our stock price is volatile. From our initial public offering in May 2005 through January 29, 2011, the trading price of our common stock has ranged from $7.01 to $57.85 per share. As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including:

- actual or anticipated fluctuations in our operating results;
- changes in securities analysts' recommendations or estimates of our financial performance;
- changes in market valuations or operating performance of our competitors or companies similar to ours;
- announcements by us, our competitors or other retailers;
- additions and departures of key personnel;
- changes in accounting principles;
- the passage of legislation or other developments affecting us;
- the trading volume of our common stock in the public market;
- changes in economic or financial market conditions;
- natural disasters, terrorist acts, acts of war or periods of civil unrest; and
- the realization of some or all of the risks described in this section entitled "Risk Factors."

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and have recently experienced sharp price and trading volume changes. These broad market fluctuations may adversely affect the market price of our common stock.

We do not currently intend to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. In addition, under the terms of our revolving credit facility, the payment of cash dividends is prohibited.

Provisions in our certificate of incorporation and by-laws and Delaware law may delay or prevent our acquisition by a third party.

Our second amended and restated certificate of incorporation and our amended and restated by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, advance notice for raising business or making nominations at stockholder meetings and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

We are also subject to several provisions of the Delaware General Corporation Law that could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock or may otherwise be in the best interests of our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Store Locations

As of January 29, 2011, we operated 461 stores located in 27 states. Our stores average approximately 10,600 square feet of selling space and are typically located in neighborhood strip shopping centers that are convenient to low- to moderate-income customers.

We have no franchising relationships, and all of the stores are company operated. All existing 461 stores, totaling approximately 6.0 million total square feet and 4.9 million selling square feet, are leased under operating leases. Additionally, as of March 6, 2011, we have signed leases for 26 new stores to be opened during fiscal 2011, aggregating 282,000 total selling square feet. The typical store lease is for five years with options to extend the lease term for three additional five-year periods. Nearly all store leases provide us the right to cancel following an initial three-year period in the event the store does not meet pre-determined sales levels. The table below sets forth the number of stores in each of the 27 states in which we operated as of January 29, 2011:

Alabama—29
Arkansas—7
California—7
Delaware—1
Florida—44
Georgia—61
Illinois—11
Indiana—11
Iowa—2
Kansas—1
Kentucky—5
Louisiana—35
Maryland—4
Michigan—18
Mississippi—24
Missouri—4
Nevada—2
New York—2
North Carolina—39
Ohio—18
Oklahoma—4
Pennsylvania—4
South Carolina—44
Tennessee—16
Texas—45
Virginia—17
Wisconsin—6

Support Center Facilities

We own an approximately 170,000 square-foot facility in Savannah, Georgia, which serves as one of our two distribution centers. We own another facility in Savannah totaling approximately 70,000 square feet, which serves as our headquarters and, to a lesser extent, as a merchandise storage facility. We also own an approximately 550,000 square-foot distribution center in Darlington, South Carolina and purchased a 460,000 square-foot distribution center in Roland, Oklahoma, which we expect to be operational by the late spring of 2011. In addition, we currently lease a 6,600 square-foot office in New York City which is used for buyer operations and meetings with vendors.

ITEM 3. LEGAL PROCEEDINGS

We are from time to time involved in various legal proceedings incidental to the conduct of our business, including claims by customers, employees or former employees. While litigation is subject to uncertainties and the outcome of any litigated matter is not predictable, we are not aware of any legal proceedings pending or threatened against us that we expect to have a material adverse effect on our financial condition, results of operations or liquidity.

ITEM 4. (Removed and Reserved)

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Stock Market under the symbol "CTRN". The following table shows the high and low per share prices of our common stock for the periods indicated.

	High	Low
2009		
First Quarter	25.40	9.40
Second Quarter	29.72	20.92
Third Quarter	31.47	21.30
Fourth Quarter	31.77	25.49
2010		
First Quarter	37.57	26.18
Second Quarter	36.58	29.62
Third Quarter	31.95	20.76
Fourth Quarter	26.99	19.80

On March 22, 2011, the last reported sale price of our common stock on The NASDAQ Stock Market was $22.27 per share. On March 22, 2011, there were 131 holders of record and approximately 2,100 beneficial holders of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. In addition, under the terms of our revolving credit facility, the payment of cash dividends is prohibited.

Recent Sales of Unregistered Securities.

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Equity Compensation Plan Information.

See Item 12 of this Report.

Stock Performance Graph

Set forth below is a line graph comparing the last five years' percentage change in the cumulative total stockholder return on shares of our common stock against (i) the cumulative total return of companies listed on The NASDAQ Stock Market and (ii) the cumulative total return of the NASDAQ Retail Trade Index. This graph assumes that $100 was invested on January 31, 2006 in our common stock and in each of the market index and the industry index, and that all cash distributions were reinvested. Our common stock price performance shown on the graph is not indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Citi Trends, Inc., the NASDAQ Composite Index
and the NASDAQ Retail Trade Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/06
1/07
1/08
1/09
1/10
1/11
Citi Trends, Inc.
NASDAQ Composite
NASDAQ Retail Trade

*$100 invested on 1/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending January 31.

Total Return Analysis	1/06	1/07	1/08	1/09	1/10	1/11
Citi Trends, Inc.	**100.00**	**85.67**	**29.72**	**20.72**	**67.67**	**49.78**
NASDAQ Composite	**100.00**	**109.00**	**107.45**	**66.46**	**97.13**	**123.13**
NASDAQ Retail Trade	**100.00**	**103.41**	**111.20**	**75.42**	**127.28**	**168.13**

ITEM 6. SELECTED FINANCIAL DATA

Selected Financial and Operating Data

The following table provides selected consolidated financial and operating data for each of the fiscal years in the five-year period ended January 29, 2011, including: (a) consolidated statement of income data for each such period, (b) additional operating data for each such period and (c) consolidated balance sheet data as of the end of each such period. The consolidated statement of income data for the fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 and the consolidated balance sheet data as of January 29, 2011 and January 30, 2010 are derived from our audited consolidated financial statements included in Item 8 that have been audited by KPMG LLP, an independent registered public accounting firm. The statement of income data for the fiscal years ended February 2, 2008 and February 3, 2007 and the balance sheet data as of January 31, 2009, February 2, 2008 and February 3, 2007 are derived from our audited financial statements that are not included in this Report. The selected consolidated financial and operating data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and our consolidated financial statements and related notes set forth in the financial pages of this Report. Historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended (1)				
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
	(dollars in thousands, except per share amounts)				
Statement of Income Data:					
Net sales	$ 622,528	$ 551,869	$ 488,202	$ 437,515	$ 381,918
Cost of sales	383,318	338,898	301,867	278,783	235,744
Gross profit	239,210	212,971	186,335	158,732	146,174
Selling, general and administrative expenses	187,231	165,166	147,009	127,470	107,535
Depreciation and amortization	20,535	18,431	16,261	12,583	8,326
Income from operations	31,444	29,374	23,065	18,679	30,313
Interest, net	150	312	2,188	1,914	1,655
Income before income tax expense	31,594	29,686	25,253	20,593	31,968
Income tax expense	10,742	9,969	7,870	6,379	10,617
Net income	$ 20,852	$ 19,717	$ 17,383	$ 14,214	$ 21,351
Net income per common share:					
Basic	$ 1.44	$ 1.36	$ 1.21	$ 1.02	$ 1.57
Diluted	$ 1.44	$ 1.36	$ 1.20	$ 1.00	$ 1.51
Weighted average shares used to compute net income per share:					
Basic	14,503,418	14,363,894	14,131,077	13,946,342	13,574,718
Diluted	14,522,662	14,395,605	14,268,788	14,223,229	14,138,063
Additional Operating Data:					
Number of stores:					
Opened during period	60	49	39	42	42
Closed during period	2	3	1	0	0
Open at end of period	461	403	357	319	277
Selling square footage at end of period	4,891,637	4,205,046	3,654,378	3,168,866	2,628,539
Comparable store sales (decrease) increase (2)	-1.8%	0.6%	0.0%	1.0% (3)	8.2% (3)
Average sales per store (4)	$ 1,441	$ 1,452	$ 1,444	$ 1,468	$ 1,492
Balance Sheet Data:					
Cash and cash equivalents	$ 69,231	$ 62,993	$ 33,516	$ 6,203	$ 7,707
Short-term investments	586	33,025	-	56,165	65,956
Long-term investments	9,205	-	43,825	-	-
Total assets	306,402	279,986	240,789	210,177	192,107
Total liabilities	101,598	98,643	82,582	72,030	73,898
Total stockholders' equity	204,804	181,343	158,207	138,147	118,209

(1) Our fiscal year ends on the Saturday closest to January 31 of each year. The years ended January 29, 2011, January 30, 2010, January 31, 2009, February 2, 2008, and February 3, 2007 are referred to as fiscal 2010, 2009, 2008, 2007, and 2006, respectively. Fiscal 2006 is comprised of 53 weeks. Fiscal years 2010, 2009, 2008, and 2007 are each comprised of 52 weeks.

(2) Stores included in the comparable store sales calculation for any period are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such period. Relocated stores and expanded stores are included in the comparable store sales results.

(3) The Company is reporting comparable store sales on a comparable store and comparable weeks basis; for fiscal 2007, the 52 weeks ended February 2, 2008 were compared to the 52 weeks ended February 3, 2007; for fiscal 2006, the 53 weeks ended February 3, 2007 were compared to the 53 weeks ended February 4, 2006.

(4) Average sales per store is defined as net sales divided by the average of stores open at the end of the prior fiscal year and stores open at the end of the current fiscal year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled "Selected Financial and Operating Data" and our audited consolidated financial statements and the respective related notes included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled "Risk Factors" and elsewhere in this Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. Our merchandise offerings are designed to appeal to the preferences of fashion conscious consumers, particularly African-Americans. We operate 461 stores in both urban and rural markets in 27 states.

We are pursuing an aggressive store growth strategy and believe that the addition of new stores will be the primary source of future growth. In fiscal 2010 we opened 60 new stores, entering the Las Vegas, Nevada; Pittsburgh, Pennsylvania; and upstate New York markets for the first time. We expect to open approximately 65 to 70 new stores in fiscal 2011. More than 90% of the new stores we intend to open in fiscal 2011 will be located in states that we currently serve. All new stores are expected to have a new design that was developed and tested in 2010 with the assistance of a retail design consulting firm. The design features a new color palette and logo, a new layout, new fixturing, dressing room, graphics and lighting, a redesigned checkout area and an expanded footwear department. The new design requires capital expenditures that are approximately $50,000 per store in excess of amounts spent on new stores in recent years.

We measure performance using key operating statistics. One of the main performance measures we use is comparable store sales growth. We define a comparable store as a store that has been opened for an entire fiscal year. Therefore, a store will not be considered a comparable store until its 13th month of operation at the earliest or until its 24th month at the latest. As an example, stores opened in fiscal 2009 and fiscal 2010 were not considered comparable stores in fiscal 2010. Relocated and expanded stores are included in the comparable store sales results. We also use other operating statistics, most notably average sales per store, to measure our performance. As we typically occupy existing space in established shopping centers rather than sites built specifically for our stores, store square footage (and therefore sales per square foot) varies by store. We focus on overall store sales volume as the critical driver of profitability. The average sales per store has increased over the years, as we have increased comparable store sales and opened new stores that are generally larger than our historical store base. Average sales per store have increased from $0.8 million in fiscal 2000 to $1.4 million in fiscal 2010. In addition to sales, we measure gross profit as a percentage of sales and store operating expenses, with a particular focus on labor, as a percentage of sales. These results translate into store level contribution, which we use to evaluate overall performance of each individual store. Finally, we monitor corporate expenses against budgeted amounts. All of the statistics discussed above are critical components of earnings before interest, taxes, depreciation and amortization ("EBITDA") which is considered our most important operating statistic. Provided below is a reconciliation of EBITDA to net income for fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Net income	$ 20,852	$ 19,717	$ 17,383
Plus:			
Interest expense	24	92	307
Income tax expense	10,742	9,969	7,870
Depreciation and amortization	20,535	18,431	16,261
Less:			
Interest income	(174)	(404)	(2,495)
EBITDA	$ 51,979	$ 47,805	$ 39,326

Basis of the Presentation

Net sales consist of store sales and layaway fees, net of returns by customers. Cost of sales consists of the cost of products we sell and associated freight costs. Selling, general and administrative expenses are comprised of store costs, including payroll and occupancy costs, corporate and distribution center costs and advertising costs. We operate on a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. Each of our fiscal quarters consists of four 13-week periods, with an extra week added to the fourth quarter every five to six years. The years ended January 29, 2011, January 30, 2010, January 31, 2009, February 2, 2008, and February 3, 2007 are referred to as fiscal 2010, 2009, 2008, 2007, and 2006, respectively. Fiscal year 2006 is comprised of 53 weeks. Fiscal years 2010, 2009, 2008, and 2007 are each comprised of 52 weeks.

Results of Operations

The following discussion of our financial performance is based on the consolidated financial statements set forth in the financial pages of this Report. The nature of our business is seasonal. Historically, sales in the first and fourth quarters have been higher than sales achieved in the second and third quarters of the fiscal year. Expenses and, to a greater extent, operating income, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

Net Sales and Additional Operating Data

The following table sets forth, for the periods indicated, selected consolidated statement of income data expressed both in dollars and as a percentage of net sales:

	Fiscal Year Ended					
	January 29, 2011		January 30, 2010		January 31, 2009	
	(dollars in thousands)					
Statement of Income Data						
Net sales	$ 622,528	100.0%	$ 551,869	100.0%	$ 488,202	100.0%
Cost of sales	383,318	61.6%	338,898	61.4%	301,867	61.8%
Gross profit	239,210	38.4%	212,971	38.6%	186,335	38.2%
Selling, general and administrative expenses	187,231	30.1%	165,166	29.9%	147,009	30.1%
Depreciation and amortization	20,535	3.3%	18,431	3.3%	16,261	3.3%
Income from operations	31,444	5.1%	29,374	5.3%	23,065	4.7%
Interest income	174	0.0%	404	0.1%	2,495	0.5%
Interest expense	(24)	(0.0%)	(92)	(0.0%)	(307)	(0.0%)
Income before income tax expense	31,594	5.1%	29,686	5.4%	25,253	5.2%
Income tax expense	10,742	1.7%	9,969	1.8%	7,870	1.6%
Net income	$ 20,852	3.4%	$ 19,717	3.6%	$ 17,383	3.6%

The following table provides information, for the years indicated, about the number of total stores open at the beginning of the year, stores opened and closed during each year, total stores open at the end of each year and comparable store sales for the years:

	Fiscal Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Total stores open, beginning of year	403	357	319
New stores	60	49	39
Closed stores	(2)	(3)	(1)
Total stores open, end of year	461	403	357
Comparable store sales (decrease) increase (1)	-1.8%	0.6%	0.0%

---

(1) Stores included in the comparable store sales calculation for any year are those stores that were opened prior to the beginning of the preceding fiscal year and were still open at the end of such year. Relocated stores and expanded stores are included in the comparable store sales results.

Fiscal 2010 Compared to Fiscal 2009

Net Sales. Net sales increased $70.6 million, or 12.8%, to $622.5 million in fiscal 2010 from $551.9 million in fiscal 2009. The increase in net sales was due primarily to 60 new store openings in fiscal 2010 and 49 new store openings in fiscal 2009 for which there was not a full year of sales in fiscal 2009, partially offset by a 1.8% decrease in comparable store sales and the closing of two stores in fiscal 2010 and three stores in fiscal 2009. The 60 stores opened in fiscal 2010 accounted for $48.0 million of the increase in sales and the 49 stores opened in fiscal 2009 accounted for $33.6 million of the increase, while the sales decrease in the 352 comparable stores totaled $9.0 million and the closed stores had the effect of reducing sales by $2.0 million. Comparable stores include locations that have been relocated or expanded. There were 13 stores relocated or expanded in fiscal 2010 and 11 stores relocated or expanded in fiscal 2009. Sales in these comparable relocated and expanded stores increased 1.8% in fiscal 2010, while sales in all other comparable stores decreased 2.1%.

The 1.8% decrease in comparable store sales was due to a 2.0% reduction in the average customer purchase, partially offset by a slight increase in the number of customer transactions. Comparable store sales changes by major merchandise class were as follows: Accessories +13%; Home +8%; Men's -4%; Children's -5%; and Women's -5%.

Gross Profit. Gross profit increased $26.2 million, or 12.3%, to $239.2 million in fiscal 2010 from $213.0 million in fiscal 2009. The increase in gross profit is a result of the increase in sales, partially offset by a slight decline in the gross margin to 38.4% in fiscal 2010 from 38.6% in fiscal 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $22.0 million, or 13.4%, to $187.2 million in fiscal 2010 from $165.2 million in fiscal 2009. The increase in these expenses was due primarily to additional store level, distribution and corporate costs arising from the opening of 60 new stores in fiscal 2010 and 49 new stores in fiscal 2009. Selling, general and administrative expenses as a percentage of net sales increased to 30.1% in fiscal 2010 from 29.9% in fiscal 2009. The 1.8% decline in comparable store sales pressured expenses as a percentage of sales due to the deleveraging effect on fixed expenses, particularly rent and other occupancy costs. However, the extent of the expense deleverage was limited to 20 basis points through tight control of costs in light of the sales environment and because incentive compensation as a percentage of sales was 40 basis points less in 2010 due to missing profitability and sales targets used to compute such compensation. As a result, the 13.4% increase in expenses was less than the 16.3% increase in store selling square footage.

Depreciation and Amortization. Depreciation and amortization expense increased $2.1 million, or 11.4%, to $20.5 million in fiscal 2010 from $18.4 million in fiscal 2009, as the result of capital expenditures incurred for new and relocated/expanded stores.

Interest Income. Interest income decreased to $0.2 million in fiscal 2010 from $0.4 million in fiscal 2009 due to a declining interest rate environment.

Interest Expense. Interest expense decreased to $24,000 in fiscal 2010 from $92,000 in fiscal 2009 due to the final liquidation of our capital lease obligations.

Income Tax Expense. Income tax expense increased $0.7 million, or 7.8%, to $10.7 million in fiscal 2010 from $10.0 million in fiscal 2009 due to higher pretax earnings in fiscal 2010 and an increase in the effective income tax rate to 34.0% in fiscal 2010 from 33.6% in fiscal 2009. The increase in the tax rate was due to having less tax-free interest income in fiscal 2010, as discussed above.

Net Income. Net income increased 5.8% to $20.9 million in fiscal 2010 from $19.7 million in fiscal 2009 due to the factors discussed above.

Fiscal 2009 Compared to Fiscal 2008

Net Sales. Net sales increased $63.7 million, or 13.0%, to $551.9 million in fiscal 2009 from $488.2 million in fiscal 2008. The increase in net sales was due primarily to 49 new store openings in fiscal 2009 and 39 new store openings in fiscal 2008 for which there was not a full year of sales in fiscal 2008, partially offset by the closing of three stores in fiscal 2009 and one store in fiscal 2008. Additionally, comparable store sales were up 0.6% in fiscal 2009. The 49 stores opened in fiscal 2009 accounted for $36.0 million of the increase in sales, the 39 stores opened in fiscal 2008 accounted for $26.5 million of the increase, and the 315 comparable stores contributed $3.1 million in additional sales, while the closed stores had the effect of reducing sales by $1.9 million. Comparable stores include locations that have been relocated or expanded. There were 11 stores relocated or expanded in fiscal 2009 and 9 stores relocated or expanded in fiscal 2008. Sales in these comparable relocated and expanded stores increased 9.3% in fiscal 2009, while sales in all other comparable stores decreased less than 0.1%.

Approximately 70% of the 0.6% improvement in comparable store sales was due to an increase in the number of customer transactions, with the remainder due to a higher average customer purchase. Comparable store sales changes by major merchandise class were as follows: Accessories +11%; Home +6%; Children's +2%; Men's -2%; and Women's -2%.

Gross Profit. Gross profit increased $26.7 million, or 14.3%, to $213.0 million in fiscal 2009 from $186.3 million in fiscal 2008. The increase in gross profit is a result of the increase in sales, together with an improvement in the gross margin to 38.6% in fiscal 2009 from 38.2% in fiscal 2008. This increase in gross margin resulted from inventory shrinkage as a percentage of sales being 40 basis points lower due to steps taken to better control inventory shrinkage, including, a greater focus on problem stores by the store operations and loss prevention departments, the addition of sophisticated surveillance systems in high shrinkage stores, and lower inventory levels.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $18.2 million, or 12.4%, to $165.2 million in fiscal 2009 from $147.0 million in fiscal 2008. The increase in these expenses was due primarily to additional store level, distribution and corporate costs arising from the opening of 49 new stores in fiscal 2009 and 39 new stores in fiscal 2008. Selling, general and administrative expenses as a percentage of net sales decreased to 29.9% in fiscal 2009 from 30.1% in fiscal 2008. Typically, it is difficult for us to achieve such expense leverage when comparable store sales increase at a rate as low as 0.6%, because most expense components have inflation in excess of that level. However, expenses were tightly controlled in 2009 in expectation of a slow sales environment. As a result, the 12.4% increase in expenses was less than the 15.1% increase in store selling square footage.

Depreciation and Amortization. Depreciation and amortization expense increased $2.1 million, or 13.3%, to $18.4 million in fiscal 2009 from $16.3 million in fiscal 2008, as the result of capital expenditures incurred for new and relocated/expanded stores and the completion of the expansion of the Darlington distribution center in early 2008.

Interest Income. Interest income decreased to $0.4 million in fiscal 2009 from $2.5 million in fiscal 2008 due to a declining interest rate environment which affected our returns on auction rate securities as well as cash and cash equivalents.

Interest Expense. Interest expense decreased to $0.1 million in fiscal 2009 from $0.3 million in fiscal 2008 due to the normal decline in the interest portion of payments on our capital lease obligations as the principal portion of such obligations was reduced.

Income Tax Expense. Income tax expense increased $2.1 million, or 26.7%, to $10.0 million in fiscal 2009 from $7.9 million in fiscal 2008 due to higher pretax earnings in fiscal 2009 and an increase in the effective income tax rate to 33.6% in fiscal 2009 from 31.2% in fiscal 2008. The increase in the tax rate was due to having less tax-free interest income in fiscal 2009, as discussed above.

Net Income. Net income increased 13.4% to $19.7 million in fiscal 2009 from $17.4 million in fiscal 2008 due to the factors discussed above.

Liquidity and Capital Resources

Our cash requirements are primarily for working capital, expansion of our distribution infrastructure, opening of new stores, remodeling of our existing stores and the improvement of our information systems. Historically, we have met these cash requirements from cash flow from operations, short-term trade credit, borrowings under our revolving lines of credit, long-term debt and capital leases, and cash proceeds from our initial public offering. We expect to be able to meet future cash requirements with cash flow from operations, short-term trade credit, existing cash balances and, if necessary, borrowings under our revolving credit facility (described below). In fiscal 2010, there was no need to borrow under the credit facility, including during the seasonal build of inventory in advance of the Christmas season. Due to our strong cash and cash equivalents position as of January 29, 2011 ($69.2 million), we believe that we will likely not have to borrow under the credit facility during fiscal 2011.

Discussion of Cash Flows

Fiscal 2010 Compared to Fiscal 2009

As of January 29, 2011, we had total cash and cash equivalents of $69.2 million, compared with $63.0 million as of January 30, 2010. The most significant factors in the increase in our cash and cash equivalents position during fiscal 2010 were positive cash flow from operations and sales/redemptions of investment securities, partially offset by capital expenditures and purchases of investment securities.

Inventory represented 39.6% of our total assets as of January 29, 2011, compared with 36.0% as of January 30, 2010. Management's ability to manage our inventory can have a significant impact on our cash flows from operations during a given interim period or fiscal year. In addition, inventory purchases can be seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise.

Cash Flows Provided by Operating Activities. Net cash provided by operating activities was $24.3 million in fiscal 2010 compared with $41.3 million in fiscal 2009. The main source of cash during fiscal 2010 was net income, adjusted for noncash expenses such as depreciation and amortization, deferred income taxes, loss on disposal of property and equipment, and stock-based compensation expense, totaling $44.7 million (compared with $39.8 million in fiscal 2009). In addition, cash provided by operating activities benefited from accounts payable increasing $5.2 million (compared with $10.4 million in fiscal 2009) due to an increase in inventory. The increase in accounts payable was not as high as would typically be expected on an inventory increase of $20.6 million, because much of the increase in inventory was due to more opportunistic purchases of next-season-buy merchandise in the second half of 2010 in an effort to lock-in costs in advance of anticipated 2011 merchandise cost inflation. Many of the payments to trade vendors for the higher level of next-season-buys had been made prior to the end of the year, therefore, accounts payable was lower as a percentage of inventory at the end of fiscal 2010 than fiscal 2009. Significant uses of cash included (1) inventory which increased $20.6 million (compared with $14.6 million in fiscal 2009) due to the growth in new stores and the efforts to make more opportunistic purchases of next-season-buy merchandise, as discussed above, and (2) a shift from an income tax payable to an income tax receivable totaling $3.2 million (compared with an increase in the income tax payable last year of $2.9 million). The existence of an income tax receivable at the end of fiscal 2010 compared with a payable at the end of fiscal 2009 was due to a 16.3% decrease in year-over-year pretax income in the fourth quarter. Since estimated tax payments for the first three quarters of fiscal 2010 had assumed continued growth in profitability in the fourth quarter, a receivable existed at year end equal to the estimated payments in excess of the income tax expense recorded for financial statement purposes.

Cash Flows Used in Investing Activities. Cash used in investing activities was $17.5 million in fiscal 2010 compared with $11.3 million in fiscal 2009. Cash used for the purchase of property and equipment was $40.8 million during fiscal 2010 and $22.1 million in fiscal 2009, with fiscal 2010 including capital expenditures for more new stores (60 vs. 49) and approximately $11.2 million related to the purchase and equipping of the new distribution center in Roland, Oklahoma. Sales/redemptions of investment securities, net of purchases, provided cash of $23.3 million and $10.8 million in fiscal 2010 and 2009, respectively.

Cash Flows Used in Financing Activities. Cash used in financing activities was $0.5 million in both fiscal 2010 and fiscal 2009.

Until required for other purposes, we maintain cash and cash equivalents in deposit or money market accounts.

Fiscal 2009 Compared to Fiscal 2008

As of January 30, 2010, we had total cash and cash equivalents of $63.0 million, compared with $33.5 million as of January 31, 2009. The most significant factors in the increase in our cash and cash equivalents position during fiscal 2009 were positive cash flow from operations and sales/redemptions of investment securities, partially offset by capital expenditures.

Inventory represented 36.0% of our total assets as of January 30, 2010, compared with 35.8% as of January 31, 2009. Management's ability to manage our inventory can have a significant impact on our cash flows from operations during a given interim period or fiscal year. In addition, inventory purchases can be seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise.

Cash Flows Provided by Operating Activities. Net cash provided by operating activities was $41.3 million in fiscal 2009 compared with $40.9 million in fiscal 2008. The main source of cash during fiscal 2009 was net income, adjusted for noncash expenses such as depreciation and amortization, deferred income taxes, loss on disposal of property and equipment, and stock-based compensation expense, totaling $39.8 million (compared with $35.4 million in fiscal 2008). In addition, cash provided by operating activities benefited from (1) accounts payable increasing $10.4 million (compared with $8.7 million in fiscal 2008) due to an increase in inventory and an improvement in inventory turnover in fiscal 2009 which resulted in more of our inventory still being in accounts payable at year end; (2) income tax payable increasing $2.9 million (compared with $0.7 million in fiscal 2008) due to higher pretax income and a higher effective tax rate in fiscal 2009; and (3) accrued compensation increasing $2.0 million (compared with $2.3 million in fiscal 2008) due to the Company's growth and a higher bonus accrual resulting from improved performance in relation to our budget in fiscal 2009. The only significant use of cash was inventory which increased $14.6 million (compared with $3.8 million in fiscal 2008). Approximately 75% of the increase in inventory was in new stores, while the remainder was in comparable stores and the distribution centers. There was more inventory in comparable stores due to a shift of sales near the end of fiscal 2009 from late January to early February, causing inventories on the last day of the year to be higher than normal. This shift in sales was a result of later income tax refunds, which often spur spending by our customers, and the last weekend of fiscal 2009 experiencing sales declines due to weather-related store closings and a shift in the timing of the first of the month around the end of the fiscal year.

Cash Flows Used in Investing Activities. Cash used in investing activities was $11.3 million in fiscal 2009 compared with $12.7 million in fiscal 2008. Cash used for the purchase of property and equipment was $22.1 million during fiscal 2009 and $24.4 million in fiscal 2008, with fiscal 2009 including capital expenditures for more new stores (49 vs. 39) and fiscal 2008 including the final portion of the costs related to completing the expansion of the Darlington, South Carolina distribution center, which began in fiscal 2007. Sales/redemptions of investment securities, net of purchases, provided cash of $10.8 million and $11.7 million in fiscal 2009 and 2008, respectively.

Cash Flows Used in Financing Activities. Cash used in financing activities was $0.5 million in fiscal 2009 and $0.9 million in fiscal 2008. Cash used in financing activities consisted of payments on capital lease obligations totaling $1.4 million and $1.6 million in fiscal 2009 and 2008, respectively, partially offset by cash provided in connection with stock option exercises and the related tax benefits.

Liquidity Sources and Requirements and Contractual Cash Requirements and Commitments

Our principal sources of liquidity consist of: (i) cash and cash equivalents (which equaled $69.2 million as of January 29, 2011); (ii) short-term trade credit; (iii) cash generated from operations on an ongoing basis as we sell our merchandise inventory; and (iv) a $20 million revolving credit facility. Trade credit represents a significant source of financing for inventory purchases and arises from customary payment terms and trade practices with our vendors. Historically, our principal liquidity requirements have been for working capital and capital expenditure needs.

We believe that our existing sources of liquidity will be sufficient to fund our operations and anticipated capital expenditures for at least the next 12 months.

We anticipate that capital expenditures will be approximately $40 million to $45 million in fiscal 2011, most of which is expected to relate to approximately 65 to 70 new stores that we plan to open in fiscal 2011, the completion of the new distribution center in Roland, Oklahoma, and 10 to 12 relocations or expansions of existing stores. We plan to finance these capital expenditures with cash flow from operations and existing cash balances.

The following table discloses aggregate information about our contractual obligations as of January 29, 2011 and the periods in which payments are due:

	Payments Due by Period (in thousands)				
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Contractual obligations:					
Operating leases (1)	$ 114,857	$ 32,720	$ 51,842	$ 25,033	$ 5,262
Purchase obligations:					
Merchandise orders	116,734	116,734	-	-	-
Equipment for new distribution center	3,535	3,535			
Total contractual cash obligations	$ 235,126	$ 152,989	$ 51,842	$ 25,033	$ 5,262

(1) Represents fixed minimum rents in stores and does not include incremental rents which are computed as a percentage of net sales. For example, in fiscal 2010 incremental percentage rent was approximately $1.3 million, which represented 3.9% of total rent expense.

Indebtedness. On March 22, 2010, we amended our $20 million credit facility with Bank of America to extend the expiration date to March 22, 2012. The facility has an unused commitment fee of 0.25%, and loans bear interest at either (a) a rate equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) LIBOR plus 1.0% and (iii) Bank of America's prime rate, plus an applicable margin; or (b) a rate equal to LIBOR plus an applicable margin. The applicable margin is dependent on our consolidated leverage ratio and ranges from 0.75% to 1.25% for loans bearing interest at the rate described under (a) above and from 1.75% to 2.25% for loans bearing interest at the rate described under (b) above. Under the terms of the credit facility, the payment of cash dividends is prohibited and there is one financial covenant (consolidated leverage ratio). We have had no borrowings under the facility.

Operating Leases. We lease our stores under operating leases, which generally have an initial term of five years with renewal options. The typical store lease requires a combination of both fixed monthly rents and contingent rents computed as a percentage of net sales after a certain sales threshold has been met. For fiscal 2010, rent expense was $33.7 million compared with $28.2 million in fiscal 2009 (including $1.3 million and $1.5 million of percentage rent, respectively, in fiscal 2010 and 2009).

Purchase Obligations. As of January 29, 2011, we had purchase obligations of $120.3 million, all of which were for less than one year. These purchase obligations consist primarily of outstanding merchandise orders.

Off-Balance Sheet Arrangements

Other than the store operating leases described above, we do not have any off-balance sheet arrangements.

Outstanding Stock Options

As of January 29, 2011, we had outstanding vested options to purchase 82,698 shares of common stock at a weighted average exercise price of $26.88 per share. There were no unvested options to purchase shares of common stock as of January 29, 2011. The per share value of each share of common stock underlying the vested options, based on the difference between the exercise price per option and the estimated fair market value of the shares at the dates of the grant of the options (also referred to as intrinsic value), ranges from $0 to $1.25 per share. Based on the closing price of our common stock of $23.27 per share on January 28, 2011, the intrinsic value of the options outstanding on January 29, 2011 was $531,000, substantially all of which related to vested options.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies describe the more significant judgments and estimates used in the preparation of the consolidated financial statements:

Revenue Recognition

While the recognition of revenue is predominantly derived from routine retail transactions and does not involve significant judgment, revenue recognition represents an important accounting policy of ours. We recognize retail sales net of sales taxes at the time the customer takes possession of and pays for merchandise, less an allowance for returns. We allow customers to return merchandise for up to thirty days after the date of sale and we reduce revenues for each fiscal year using a combination of actual and estimated return information for the returns in the thirty days after the year ends. As of January 29, 2011, the provision for returns was $215,000. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. If the merchandise is not fully paid for within sixty days, the customer is given a store credit for merchandise payments made, less a re-stocking and layaway service fee. Such fees, which are non-refundable, are recognized in revenue when collected. The introduction of gift cards to all stores was completed in early 2010. Proceeds from the sale of gift cards are deferred until the customers use the cards to purchase merchandise. No amounts have yet been amortized into income for gift cards not expected to be redeemed ("breakage") due to the lack of time that has lapsed since cards began being sold under the recently implemented program. All sales are from cash, check or major credit card company transactions. We do not offer company-sponsored customer credit accounts. There were no material changes in the estimates or assumptions related to revenue recognition during fiscal 2010.

Inventory

Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method for store inventory and the average cost method for distribution center inventory. Under the retail inventory method, the cost of inventory is determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. Inherent in the retail inventory calculation are certain significant management judgments and estimates, including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. Merchandise markdowns are reflected in the inventory valuation when the price of an item is lowered in the stores. As a result, we believe the retail inventory method results in a more conservative inventory valuation than other accounting methods. We estimate and record an allowance for shrinkage for the period between the last physical count and the balance sheet date. The estimate of shrinkage can be affected by changes in actual shrinkage trends. Inventory shrinkage as a percentage of sales has ranged from 0.9% to 1.5% during fiscal years 2008 through 2010. Many retailers have arrangements with vendors that provide for rebates and allowances under certain conditions, which ultimately affect the value of the inventory. We do not generally enter into such arrangements with our vendors. There were no material changes in the estimates or assumptions related to the valuation of inventory during fiscal 2010.

Property and Equipment, net

We have a significant investment in property and equipment stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (primarily three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, seven years for major purchased software systems, and fifteen to twenty years for buildings and building improvements) of the related assets or the relevant lease term. Any reduction in these estimated useful lives would result in a higher annual depreciation expense for the related assets. There were no material changes in the estimates or assumptions related to the valuation and classification of property and equipment during fiscal 2010.

Impairment of Long-Lived Assets

We continually evaluate whether events and changes in circumstances warrant revised estimates of the useful lives or recognition of an impairment loss for long-lived assets. If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is

reduced to its estimated fair value. Impairment losses charged to depreciation expense totaled approximately $0.2 million and $0.1 million in fiscal 2010 and 2009, respectively. There were no impairment losses recognized in fiscal 2008. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges. There were no material changes in the estimates or assumptions related to impairment of long-lived assets during fiscal 2010.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. Fair value is established according to a hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. Level 3 inputs are given the lowest priority in the fair value hierarchy.

We held investments in municipal auction rate securities ("ARS") issued by student loan funding organizations at the time the ARS market experienced a disruption in liquidity in February 2008. Since that time, all of the ARS have been redeemed at par value by the original issuers and our investment banks, with the final redemptions occurring on June 30, 2010 in connection with our exercise of a put option offered by one of the investment banks. We did not incur any losses as the result of the ARS redemptions, and there were no material changes in the estimates or assumptions used to determine fair values during fiscal 2010.

Insurance Liabilities

We are largely self-insured for workers' compensation costs and employee medical claims. Our self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims. We use current and historical claims data, together with information from actuarial studies, in developing our estimates. The insurance liabilities we record are primarily influenced by the frequency and severity of claims and the Company's growth. If the underlying facts and circumstances related to the claims change, then we may be required to record more or less expense which could be material in relation to our results of operations. There were no material changes in the estimates or assumptions related to insurance liabilities during fiscal 2010.

Stock-Based Compensation

Compensation expense associated with all nonvested restricted stock and stock options is recognized based on an estimate of the grant-date fair value of each equity award. The fair values of grants of nonvested restricted stock are estimated based on the closing stock price on the grant date while the fair values of stock option awards are estimated at each grant date using the Black-Scholes Merton option pricing model. There were no grants of options in fiscal 2010. If factors change and we employ different assumptions in future periods, the stock-based compensation expense may differ significantly from the amount recorded in the current period. There were no material changes in the estimates or assumptions used to determine stock-based compensation during fiscal 2010.

Operating Leases

We lease all of our store properties and account for the leases as operating leases. Many lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rent expense on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing "rent holidays" at a date other than the date of initial occupancy, we record minimum rent expense on a straight-line basis over the terms of the leases. Tenant improvement allowances are included in accrued expenses (current portion) and other long-term liabilities (noncurrent portion) and are amortized over the lease term. Changes in the balances of tenant improvement allowances are included as a component of operating activities in the consolidated statements of cash flows.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of net sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable. There were no material changes in the estimates or assumptions related to operating leases during fiscal 2010.

Accounting for Income Taxes

We account for income taxes under the asset and liability method. The computation of income taxes is subject to estimation due to the judgment required and the uncertainty related to the recoverability of deferred tax assets or the outcome of tax audits. We adjust our income tax provision in the period it is determined that actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the year in which such changes are enacted. There were no material changes in the estimates or assumptions related to income taxes during fiscal 2010.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Recent Accounting Pronouncements

See note 2 to our consolidated financial statements included in this Report for recently issued accounting standards, including the expected dates of adoption and estimated effects on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks related to changes in interest rates earned on our investments. We cannot predict market fluctuations in interest rates. As a result, future results may differ materially from estimated results due to changes in interest rates. A hypothetical 100 basis point change in prevailing market interest rates would not have materially impacted our financial position, results of operations or cash flows for fiscal 2010. We do not engage in financial transactions for trading or speculative purposes and have not entered into any interest rate hedging contracts. Interest rates on our credit facility did not impact us in fiscal 2010 because we did not borrow during the year.

We source all of our product from apparel markets in the United States in U.S. Dollars and, therefore, are not directly subject to fluctuations in foreign currency exchange rates. However, fluctuations in currency exchange rates could affect our purchasing power with vendors that import merchandise to sell to us. We have not entered into forward contracts to hedge against fluctuations in foreign currency prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item and the report of the independent accountant thereon required by Item 14(a)(2) appear beginning on page F-2 of this Report. See accompanying Index to the consolidated financial statements on page F-1. The supplementary financial data required by Item 302 of Regulation S-K appears in note 11 to the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report pursuant to Rules 13a-15 and 15d-15 of the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer each concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information has been accumulated and communicated to our management, including the officers who certify our financial reports, as appropriate, to allow timely decisions regarding the required disclosures.

Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended January 29, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

For the Report of Management on Internal Control over Financial Reporting and the report of our independent registered public accounting firm on Internal Control over Financial Reporting, see Item 8, Financial Statements and Supplementary Data.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to our executive officers and directors, compliance by our directors, executive officers and certain beneficial owners of our common stock with Section 16(a) of the Exchange Act, the committees of our Board of Directors, our Audit Committee Financial Expert and our Code of Ethics is incorporated herein by reference to information under the captions entitled "Board of Directors and Committees of the Board of Directors," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement (to be filed hereafter) in connection with our 2011 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information under the captions entitled "Executive Compensation," "Board of Directors and Committees of the Board of Directors" and "Compensation Committee Report" in our definitive proxy statement (to be filed hereafter) in connection with our 2011 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item with respect to ownership of our common stock is incorporated herein by reference to the information under the caption entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement (to be filed hereafter) in connection with our 2011 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

Equity Compensation Plan Information. The following table represents those securities authorized for issuance as of January 29, 2011 under our existing equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by security holders	82,698	$ 26.88	689,917
Equity compensation plans not approved by security holders	-	-	-
Total	82,698	$ 26.88	689,917

---

(1) Includes 20,098 outstanding options issued under the 1999 Allied Fashion Stock Option Plan. This plan was replaced in May 2005 by the Citi Trends, Inc. 2005 Long-Term Incentive Plan (the "Incentive Plan"), which provides for the issuance of up to 1,300,000 shares of common stock upon the exercise of stock options or as awards of nonvested restricted stock and other performance awards. Also, includes 62,600 outstanding options issued under the Incentive Plan. Does not include 294,624 nonvested restricted stock grants issued under the Incentive Plan.

(2) The weighted average exercise price is for options only and does not include nonvested restricted stock.

(3) Consists of shares available for awards of options, nonvested restricted stock and other performance awards under the Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information under the captions entitled "Certain Relationships and Related Party Transactions" and "Board of Directors and Committees of the Board of Directors" in our definitive proxy statement (to be filed hereafter) in connection with our 2011 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information under the caption entitled "Ratification of Independent Registered Public Accounting Firm" in our definitive proxy statement (to be filed hereafter) in connection with our 2011 Annual Meeting of Stockholders and possibly elsewhere in the proxy statement (or will be filed by amendment to this Report).

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

See accompanying Financial Statements beginning on page F-1.

(a)(2) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Financial Statements, and therefore, have been omitted.

(a)(3) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment dated June 22, 2006 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006)
3.2	Amended and Restated By-laws (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-125611) filed with the SEC on June 8, 2005)
4.1	Specimen certificate for shares of common stock, $.01 par value (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-123028) filed with the SEC on April 29, 2005)
10.1	$3.0 Million Loan Agreement between Citi Trends, Inc. and Bank of America dated June 16, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006)
10. 2	Amendment No. 1 dated August 28, 2006 to $3.0 Million Loan Agreement between Citi Trends, Inc. and Bank of America dated June 16, 2006 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007)
*10.3	Allied Fashion, Inc. Amended and Restated 1999 Stock Option Plan (as previously amended and restated effective as of June 17, 2004) (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-8 (File No. 333-125611) filed with the SEC on June 8, 2005)
*10.4	Amendment to the 1999 Allied Fashion Inc. Stock Option Plan (as previously amended and restated effective as of June 17, 2004) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006)
*10.5	Citi Trends, Inc. 2005 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008)
*10.6	Form of Restricted Stock Award Agreement for Employees (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008)
*10.7	Form of Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007)
*10.8	Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007)
*10.9	Form of Stock Option Agreement for Directors (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended February 3, 2007)

*10.10	Offer Letter to Ivy Council dated December 6, 2006 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended February 2, 2008)
*10.11	Offer Letter to Bruce D. Smith dated April 2, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2007)
*10.12	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Bruce D. Smith dated April 2, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2007)
10.13	Credit Agreement dated March 26, 2008 among Citi Trends, Inc., as Borrower, the Subsidiaries of the Borrower identified therein, as the Guarantors, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended February 2, 2008)
*10.14	Employment Agreement between the Company and Elizabeth Feher dated April 2, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008)
*10.15	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Elizabeth Feher dated April 2, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008)
10.16	UBS Offer Letter dated October 8, 2008, together with Acceptance Form of Citi Trends, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008)
*10.17	Employment Agreement between the Company and R. David Alexander, Jr. dated December 5, 2008 (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009)
*10.18	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and R. David Alexander, Jr. dated December 5, 2008 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009)
10.19	First Amendment to Credit Agreement, dated as of March 25, 2009, by and between Citi Trends, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended January 31, 2009)
*10.20	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and R. David Alexander, Jr. dated March 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.21	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Elizabeth R. Feher dated March 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.22	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Bruce D. Smith dated March 25, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.23	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and Ivy D. Council dated March 25, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.24	Employment Non-Compete, Non-Solicit and Confidentiality Agreement between the Company and James A. Dunn dated March 25, 2009 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.25	Severance Agreement between the Company and R. David Alexander, Jr. dated March 25, 2009 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.26	Severance Agreement between the Company and Elizabeth R. Feher dated March 25, 2009 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)

*10.27	Severance Agreement between the Company and Bruce D. Smith dated March 25, 2009 (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.28	Severance Agreement between the Company and Ivy D. Council dated March 25, 2009 (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.29	Severance Agreement between the Company and James A. Dunn dated March 25, 2009 (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009)
*10.30	Citi Trends, Inc. Annual Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009)
*10.31	Form of Restricted Stock Award Agreement for Employees (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009)
*10.32	Form of Restricted Stock Award Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009)
10.33	Second Amendment to Credit Agreement, dated as of March 22, 2010, by and between Citi Trends, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended January 30, 2010)
21.1	Subsidiary of the Registrant
23.1	Consent of KPMG LLP
31.1	Certification of R. David Alexander, Jr., President and Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Bruce D. Smith, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of R. David Alexander, Jr., President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Bruce D. Smith, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITI TRENDS, INC.
(Registrant)

Date	April 13, 2011	By	/s/ R. David Alexander, Jr.	/s/ Bruce D. Smith
			R. David Alexander, Jr.	Bruce D. Smith
			President and Chief Executive Officer (Principal Executive Officer)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Alexander, Jr. R. David Alexander, Jr.	President and Chief Executive Officer (Principal Executive Officer) and Director	April 13, 2011
/s/ Bruce D. Smith Bruce D. Smith	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2011
/s/ R. Edward Anderson R. Edward Anderson	Chairman of the Board of Directors	April 13, 2011
/s/ Brian P. Carney Brian P. Carney	Director	April 13, 2011
/s/ Lawrence E. Hyatt Lawrence E. Hyatt	Director	April 13, 2011
/s/ John S. Lupo John S. Lupo	Director	April 13, 2011
/s/ Patricia M. Luzier Patricia M. Luzier	Director	April 13, 2011

Citi Trends, Inc.
Index to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010 AND JANUARY 31, 2009

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we assessed the effectiveness of our internal control over financial reporting as of January 29, 2011, based on the criteria described in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that our internal control over financial reporting was effective based on those criteria as of January 29, 2011.

Our independent registered public accounting firm, KPMG LLP, audited the effectiveness of our internal control over financial reporting as of January 29, 2011, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Citi Trends, Inc.:

We have audited the accompanying consolidated balance sheets of Citi Trends, Inc. and subsidiary (the Company) as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years ended January 29, 2011, January 30, 2010, and January 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citi Trends, Inc. and subsidiary as of January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the years ended January 29, 2011, January 30, 2010, and January 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Citi Trends, Inc.'s internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 11, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(signed) KPMG LLP

Jacksonville, Florida
April 11, 2011
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Citi Trends, Inc.:

We have audited Citi Trends Inc. and subsidiary's (the Company) internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiary as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the fiscal years ended January 29, 2011, January 30, 2010, and January 31, 2009, our report dated April 11, 2011, expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

Jacksonville, Florida
April 11, 2011
Certified Public Accountants

Citi Trends, Inc.
Consolidated Balance Sheets
January 29, 2011 and January 30, 2010
(in thousands, except share data)

	January 29, 2011	January 30, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 69,231	$ 62,993
Short-term investment securities	586	33,025
Inventory	121,432	100,874
Prepaid and other current assets	11,238	10,409
Income tax receivable	524	-
Deferred tax asset	4,907	4,518
Total current assets	207,918	211,819
Property and equipment, net	85,299	63,791
Long-term investment securities	9,205	-
Goodwill	1,371	1,371
Deferred tax asset	2,001	2,488
Other assets	608	517
Total assets	$ 306,402	$ 279,986
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 67,934	$ 62,706
Accrued expenses	14,587	12,773
Accrued compensation	8,597	9,500
Income tax payable	-	3,024
Layaway deposits	444	645
Total current liabilities	91,562	88,648
Other long-term liabilities	10,036	9,995
Total liabilities	101,598	98,643
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 32,000,000 shares; 14,989,535 shares issued as of January 29, 2011 and 14,899,577 shares issued as of January 30, 2010; 14,823,785 shares outstanding as of January 29, 2011 and 14,733,827 shares outstanding as of January 30, 2010	147	146
Paid in capital	76,976	74,368
Retained earnings	127,846	106,994
Treasury stock, at cost; 165,750 shares as of January 29, 2011 and January 30, 2010	(165)	(165)
Total stockholders' equity	204,804	181,343
Commitments and contingencies (note 9)		
Total liabilities and stockholders' equity	$ 306,402	$ 279,986

See accompanying notes to consolidated financial statements

Citi Trends, Inc.
Consolidated Statements of Income
Years Ended January 29, 2011, January 30, 2010, and January 31, 2009
(in thousands, except per share data)

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Net sales	$ 622,528	$ 551,869	$ 488,202
Cost of sales	383,318	338,898	301,867
Gross profit	239,210	212,971	186,335
Selling, general and administrative expenses	187,231	165,166	147,009
Depreciation and amortization	20,535	18,431	16,261
Income from operations	31,444	29,374	23,065
Interest income	174	404	2,495
Interest expense	(24)	(92)	(307)
Income before income tax expense	31,594	29,686	25,253
Income tax expense	10,742	9,969	7,870
Net income	$ 20,852	$ 19,717	$ 17,383
Basic net income per common share	$ 1.44	$ 1.36	$ 1.21
Diluted net income per common share	$ 1.44	$ 1.36	$ 1.20
Net income attributable to common shares			
Basic	$ 20,852	$ 19,540	$ 17,162
Diluted	$ 20,852	$ 19,541	$ 17,164
Weighted average number of shares outstanding			
Basic	14,503	14,364	14,131
Diluted	14,523	14,396	14,269

See accompanying notes to consolidated financial statements

Citi Trends, Inc.
Consolidated Statements of Cash Flows
Years Ended January 29, 2011, January 30, 2010, and January 31, 2009
(in thousands)

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Operating activities:			
Net income	$ 20,852	$ 19,717	$ 17,383
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,535	18,431	16,261
Deferred income taxes	98	(1,079)	(333)
Loss on disposal of property and equipment	161	260	110
Noncash stock-based compensation expense	3,095	2,495	2,024
Excess tax benefits from stock-based payment arrangements	(383)	(570)	(1,218)
Changes in assets and liabilities:			
Inventory	(20,558)	(14,615)	(3,839)
Prepaid and other current assets	(829)	216	(4,072)
Other assets	(91)	(112)	(76)
Accounts payable	5,228	10,411	8,729
Accrued expenses and other long-term liabilities	420	1,120	2,991
Accrued compensation	(903)	1,986	2,289
Income tax receivable/payable	(3,165)	2,912	745
Layaway deposits	(201)	81	(71)
Net cash provided by operating activities	24,259	41,253	40,923
Investing activities:			
Purchases of investment securities	(17,497)	-	(4,000)
Sales/redemptions of investment securities	40,731	10,800	15,675
Purchases of property and equipment	(40,769)	(22,097)	(24,358)
Net cash used in investing activities	(17,535)	(11,297)	(12,683)
Financing activities:			
Excess tax benefits from stock-based payment arrangements	383	570	1,218
Repayments on capital lease obligations	-	(1,403)	(1,580)
Cash used to settle withholding taxes on stock option exercises and the vesting of nonvested restricted stock	(1,123)	(489)	(1,040)
Proceeds from the exercise of stock options	254	843	475
Net cash used in financing activities	(486)	(479)	(927)
Net increase in cash and cash equivalents	6,238	29,477	27,313
Cash and cash equivalents:			
Beginning of period	62,993	33,516	6,203
End of period	$ 69,231	$ 62,993	$ 33,516
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 3	$ 72	$ 285
Cash paid for income taxes	$ 13,809	$ 8,136	$ 7,458
Supplemental disclosures of noncash financing and investing activities:			
Paid in capital for the exercise of stock options satisfied by the surrender of shares	$ -	$ -	$ 43
Increase (decrease) in accrual for purchases of property and equipment	$ 1,435	$ 1,524	$ (1,333)

See accompanying notes to consolidated financial statements

Citi Trends, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended January 29, 2011, January 30, 2010, and January 31, 2009
(in thousands, except share amounts)

	Common Stock		Paid in	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balances—February 2, 2008	14,265,471	$ 142	$ 68,276	$ 69,894	165,750	$ (165)	$ 138,147
Exercise of stock options	246,823	3	515				518
Tax benefit of stock options exercised			1,218				1,218
Issuance of nonvested shares to employees and directors under incentive plan	212,751						-
Forfeiture of nonvested shares by employees and directors	(20,929)						-
Stock-based compensation expense			2,024				2,024
Net share settlement of options			(1,003)				(1,003)
Net share settlement of nonvested shares	(5,264)		(80)				(80)
Net income				17,383			17,383
Balances—January 31, 2009	14,698,852	145	70,950	87,277	165,750	(165)	158,207
Exercise of stock options	79,197	1	842				843
Tax benefit of stock options exercised			570				570
Issuance of nonvested shares to employees and directors under incentive plan	159,998						-
Forfeiture of nonvested shares by employees and directors	(18,274)						-
Stock-based compensation expense			2,495				2,495
Net share settlement of nonvested shares	(20,196)		(489)				(489)
Net income				19,717			19,717
Balances—January 30, 2010	14,899,577	146	74,368	106,994	165,750	(165)	181,343
Exercise of stock options	28,055	1	253				254
Tax benefit of stock options exercised			383				383
Issuance of nonvested shares to employees and directors under incentive plan	141,092						-
Forfeiture of nonvested shares by employees and directors	(43,705)						-
Stock-based compensation expense			3,095				3,095
Net share settlement of nonvested shares	(35,484)		(1,123)				(1,123)
Net income				20,852			20,852
Balances—January 29, 2011	14,989,535	$ 147	$ 76,976	$ 127,846	165,750	$ (165)	$ 204,804

See accompanying notes to consolidated financial statements

(1) Organization and Business

Citi Trends, Inc. and its subsidiary (the "Company") operate as a rapidly growing, value-priced retailer of urban fashion apparel and accessories for the entire family. As of January 29, 2011, the Company operated 461 stores in 27 states.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

(b) Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31 of each year. The years ended January 29, 2011, January 30, 2010, and January 31, 2009 are referred to as fiscal 2010, fiscal 2009, and fiscal 2008, respectively, in the accompanying consolidated financial statements. Each of these three fiscal years is comprised of 52 weeks.

(c) Cash and Cash Equivalents/Concentration of Credit Risk

For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents in what it believes to be high credit quality banks and institutional money market funds. The Company maintains cash accounts that exceed federally insured limits.

(d) Inventory

Inventory is stated at the lower of cost (first-in, first-out basis) or market as determined by the retail inventory method for store inventory and the average cost method for distribution center inventory. Under the retail inventory method, the cost of inventory is determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. Merchandise markdowns are reflected in the inventory valuation when the retail price of an item is lowered in the stores. Inventory is recorded net of an allowance for shrinkage based on the most recent physical inventory counts.

(e) Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives (primarily three to five years for computer equipment and furniture, fixtures and equipment, five years for leasehold improvements, seven years for major purchased software systems, and fifteen to twenty years for buildings and building improvements) of the related assets or the relevant lease term.

(f) Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually. The Company performed this analysis at the end of fiscal 2010 and fiscal 2009 and no impairment was indicated for either year.

(g) Impairment of Long-Lived Assets

If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses charged to depreciation expense totaled approximately $0.2 million and $0.1 million in fiscal 2010 and 2009, respectively. There were no impairment losses recognized in fiscal 2008. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different from historical results. To the extent the Company's estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in impairment charges.

(h) Insurance Liabilities

The Company is largely self-insured for workers' compensation costs and employee medical claims. Self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims. Current and historical claims data, together with information from actuarial studies, are used in developing the estimates. The insurance liabilities that are recorded are primarily influenced by the frequency and severity of claims and the Company's growth. If the underlying facts and circumstances related to the claims change, then the Company may be required to record more or less expense which could be material in relation to results of operations.

(i) Stock-Based Compensation

The Company recognizes compensation expense associated with all nonvested restricted stock and stock options based on an estimate of the grant-date fair value of each equity award. Grants of nonvested restricted stock are valued based on the closing stock price on the grant date, while the fair values of options issued are estimated at each grant date using the Black-Scholes Merton option pricing model. See Note 8 for additional information on the Company's stock-based compensation plans.

(j) Revenue Recognition

Revenue from retail sales net of sales taxes is recognized at the time the customer takes possession of and pays for merchandise, less an allowance for returns. The Company allows customers to return merchandise for up to thirty days after the date of sale and the Company reduces revenues for each fiscal year using a combination of actual and estimated return information for the returns in the thirty days after the year ends. The provision for returns was $0.2 million as of January 29, 2011 and January 30, 2010. Revenue from layaway sales is recognized when the customer has paid for and received the merchandise. If the merchandise is not fully paid for within sixty days, the customer is given a store credit for merchandise payments made, less a re-stocking and layaway service fee. Such fees, which are non-refundable, are recognized in revenue when collected. The introduction of gift cards to all stores was completed in early 2010. Proceeds from the sale of gift cards are deferred until the customers use the cards to purchase merchandise. No amounts have yet been amortized into income for gift cards not expected to be redeemed ("breakage") due to the lack of time that has lapsed since cards began being sold under the recently implemented program. All sales are from cash, check or major credit card company transactions. The Company does not offer company-sponsored customer credit accounts.

(k) Cost of Sales

Cost of sales includes the cost of inventory sold during the period and transportation costs, including inbound freight related to inventory sold and freight from the distribution centers to the stores, net of discounts and allowances. Distribution center costs, store occupancy expenses and advertising expenses are not considered components of cost of sales and are included as part of selling, general and administrative expenses.

(l) Earnings per Share

Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding plus the additional dilution for all potentially dilutive securities, such as nonvested restricted stock and stock options.

The following table provides a reconciliation of the number of average common shares outstanding used to calculate basic earnings per share to the number of common shares and common stock equivalents outstanding used in calculating diluted earnings per share for fiscal 2010, 2009, and 2008:

	2010	**2009**	**2008**
Average number of common shares outstanding	14,503,418	14,363,894	14,131,077
Incremental shares from assumed exercises of stock options and vesting of nonvested stock	19,244	31,711	137,711
Average number of common shares and common stock equivalents outstanding	14,522,662	14,395,605	14,268,788

The dilutive effect of stock-based compensation arrangements is accounted for using the treasury stock method. This method assumes that the proceeds the Company receives from the exercise of stock options are used to repurchase common shares in the market. The Company includes as assumed proceeds the amount of compensation cost attributed to future services and not yet recognized, and the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of outstanding options and vesting of nonvested restricted stock. For fiscal 2010, 2009, and 2008, respectively, there were 53,000, 65,000, and 95,000 options outstanding to purchase shares of common stock excluded from the calculation of diluted earnings per share because of antidilution.

Shares of nonvested restricted stock included in the calculation of diluted earnings per share were 2,036 in 2010. No shares of nonvested restricted stock were included in the calculation of diluted earnings per share for fiscal 2009 and 2008 because of antidilution.

On February 1, 2009, the Company changed its method of computing earnings per share as required by the newly issued Financial Accounting Standards Board ("FASB") Staff Position Emerging Issues Task Force ("EITF") 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* ("FSP EITF 03-6-1"). This EITF was subsequently codified under the FASB Accounting Standards Codification, as issued in June 2009, into FASB ASC Topic 260-10, *Earnings Per Share.* This pronouncement addresses determinations as to whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the required two-class method. Nonvested restricted stock awards granted to employees and non-employee directors contained nonforfeitable dividend rights prior to October 31, 2009, when amendments agreed to between the Company and its associates became effective. Such amendments resulted in the dividend rights being forfeitable in the event an associate leaves the employ of the Company prior to the vesting of the restricted stock awards. Accordingly, such awards were considered participating securities through the third quarter of fiscal 2009; however, they are not treated as participating securities after October 31, 2009.

(m) Advertising

The Company expenses advertising as incurred. Advertising expense for fiscal 2010, 2009 and 2008 was $2.7 million, $2.6 million and $2.5 million, respectively.

(n) Operating Leases

The Company leases all of its store properties and accounts for the leases as operating leases. Many lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rent expense on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing "rent holidays" at a date other than the date of initial occupancy, the Company records minimum rent expense on a straight-line basis over the terms of the leases. Tenant improvement allowances are included in accrued expenses (current portion) and other long-term liabilities (noncurrent portion) and are amortized over the lease term. Changes in the balances of tenant improvement allowances are included as a component of operating activities in the consolidated statements of cash flows.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of net sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

The Company is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. As of January 29, 2011 and January 30, 2010, the Company included a liability of $0.6 million in other long-term liabilities, representing estimated expenses that would be incurred upon the termination of the Company's operating leases.

(o) Store Opening and Closing Costs

New and relocated store opening period costs are charged directly to expense when incurred. When the Company decides to close or relocate a store, the Company records an expense for the present value of expected future rent payments, net of sublease income, if any, in the period that a store closes or relocates. All store opening and closing costs are included in selling, general and administrative expenses on the consolidated statements of income.

(p) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include those used in the valuation of inventory, investment securities, stock-based compensation, property and equipment, and income taxes. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

(r) Business Reporting Segments

The Company is a value-priced retailer of urban fashion apparel and accessories for the entire family. The Company's executive officers review performance and the allocation of resources on a store by store basis. Because the Company operates one business activity and the level of review by the Company's executive officers is on a store by store basis, the Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is not applicable. All sales and assets are located within the United States.

(s) Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This standard requires new disclosures for significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the hierarchy, while also clarifying existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new Level 3 activity disclosures, which are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the applicable provisions of this standard did not have a material impact on the Company's consolidated financial statements.

(t) Revisions to Consolidated Statements of Cash Flows

Certain prior year amounts in the consolidated statements of cash flows have been revised to conform to the current year presentation. The amount by which an accrual for purchases of property and equipment changed had previously been included in the line items for changes in accrued expenses (operating activities) and purchases of property and equipment (investing activities). The revision removed the accrual change from both line items by offsetting amounts, and a supplemental disclosure of noncash investing activities has been added to the consolidated statements of cash flows for such amount. This revision caused net cash provided by operating activities to decrease and net cash used in investing activities to decrease by $1.5 million in fiscal 2009 and increase by $1.3 million in fiscal 2008 from amounts previously reported.

(3) Property and Equipment, net

The components of property and equipment as of January 29, 2011 and January 30, 2010 are as follows (in thousands):

	January 29, 2011	January 30, 2010
Land	$ 1,056	$ 855
Buildings	22,713	15,548
Leasehold improvements	58,676	47,204
Furniture, fixtures and equipment	74,741	57,160
Computer equipment	19,818	17,100
Construction in progress	2,925	2,171
	179,929	140,038
Accumulated depreciation and amortization	(94,630)	(76,247)
	$ 85,299	$ 63,791

(4) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. Fair value is established according to a hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. Level 3 inputs are given the lowest priority in the fair value hierarchy.

The Company held investments in municipal auction rate securities ("ARS") issued by student loan funding organizations at the time the ARS market experienced a disruption in liquidity in February 2008. Since that time, all of the ARS have been redeemed at par value by the original issuers and the Company's investment banks, with the final redemptions occurring on June 30, 2010 in connection with the Company's exercise of a put option offered by one of the investment banks. The Company did not incur any losses as the result of the ARS redemptions.

The following table provides a summary of changes in fair value of the Company's ARS for the years ended January 29, 2011, January 30, 2010 and January 31, 2009 (in thousands):

		Level 3	
	Level 2	Put Option Related to ARS	Auction Rate Securities
Balance as of February 2, 2008	$ 56,165	$ -	$ -
Transfer from Level 2 to Level 3	(56,665)	-	56,665
Sales/redemptions of investment securities	(3,500)	-	(12,175)
Purchases of investment securities	4,000	-	-
Unrealized losses included in earnings	-	-	(4,901)
Recognition of put option in earnings	-	4,901	-
Reclassification of interest receivable to other current assets	-	-	(665)
Balance as of January 31, 2009	-	4,901	38,924
Unrealized (losses) gains included in earnings	-	(347)	347
Sales/redemptions of investment securities	-	(1,247)	(9,553)
Balance as of January 30, 2010	-	3,307	29,718
Unrealized (losses) gains included in earnings	-	62	(62)
Sales/redemptions of investment securities	-	(3,369)	(29,656)
Balance as of January 29, 2011	$ -	$ -	$ -

As of January 29, 2011, the Company's investment securities are classified as held to maturity and consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Short-term:				
Obligations of states and municipalities (Level 2)	$ 586	$ -	$ -	$ 586
Long-term:				
Obligations of the U. S. Treasury (Level 1)	$ 4,978	$ 14	$ -	$ 4,992
Bank certificates of deposit (Level 2)	4,227	-	-	4,227
	$ 9,205	$ 14	$ -	$ 9,219

The amortized cost and fair market value of investment securities as of January 29, 2011 by contractual maturity are as follows (in thousands):

	Amortized Cost	Fair Market Value
Due in one year or less	$ 586	$ 586
Due after one year through five years	9,205	9,219
	$ 9,791	$ 9,805

(5) Revolving Line of Credit

On March 22, 2010, a $20 million credit facility with Bank of America was amended to extend the expiration date to March 22, 2012. The facility has an unused commitment fee of 0.25%, and loans under the facility bear interest at either (a) a rate equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) LIBOR plus 1.0% and (iii) Bank of America's prime rate, plus an applicable margin; or (b) a rate equal to LIBOR plus an applicable margin. The applicable margin is dependent on the Company's consolidated leverage ratio and ranges from 0.75% to 1.25% for loans bearing interest at the rate described under (a) above and from 1.75% to 2.25% for loans bearing interest at the rate described under (b) above. Under the terms of the credit facility, the payment of cash dividends is prohibited, and there is one financial covenant (consolidated leverage ratio). The Company has had no borrowings under the facility and was in compliance with the financial covenant ratio as of January 29, 2011.

(6) Income Taxes

Income tax expense for fiscal 2010, 2009, and 2008 consists of the following (in thousands):

	2010	2009	2008
Current:			
Federal	$ 9,304	$ 9,474	$ 7,258
State	1,340	1,574	945
Total current	10,644	11,048	8,203
Deferred:			
Federal	429	(676)	(190)
State	(331)	(403)	(143)
Total deferred	98	(1,079)	(333)
Total income tax expense	$ 10,742	$ 9,969	$ 7,870

Income tax expense computed using the federal statutory rate is reconciled to the reported income tax expense as follows for fiscal 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Statutory rate applied to income before income taxes	$ 11,058	$ 10,390	$ 8,839
State income taxes, net of federal benefit	1,191	1,140	960
State tax credits	(443)	(379)	(439)
Tax exempt interest	(37)	(128)	(811)
General business credits	(987)	(1,028)	(786)
Other	(40)	(26)	107
Income tax expense	$ 10,742	$ 9,969	$ 7,870

The components of deferred tax assets and deferred tax liabilities as of January 29, 2011 and January 30, 2010 are as follows (in thousands):

	January 29, 2011	January 30, 2010
Deferred tax assets:		
Deferred rent amortization	$ 1,856	$ 1,706
Inventory capitalization	2,148	1,991
Book and tax depreciation differences	254	911
Vacation liability	713	592
State tax credits	1,031	762
Stock compensation	1,346	1,412
Insurance liabilities	554	320
Other	146	273
Total deferred tax assets	8,048	7,967
Deferred tax liabilities:		
Accrued compensation	(526)	-
Prepaid expenses	(210)	(595)
Goodwill	(404)	(366)
Total deferred tax liabilities	(1,140)	(961)
Net deferred tax asset	$ 6,908	$ 7,006

The Company reviews and assesses uncertain tax positions, with recognition and measurement of tax benefit, if any, based on a "more-likely-than-not" standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. The Company files income tax returns in U.S. federal and state jurisdictions where it does business and is subject to examinations by the IRS and other taxing authorities. As of January 29, 2011, there were no benefits taken on the Company's income tax returns that do not qualify for financial statement recognition. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties and interest, a company is required to recognize an expense for the amount of the interest and penalty in the period in which the company claims or expects to claim the position on its tax return. For financial statement purposes, companies are allowed to elect whether to classify such charges as either income tax expense or another expense classification. Should such expense be incurred in the future, the Company will classify such interest as a component of interest expense and penalties as a component of income tax expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible and income tax credits may be utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Income tax credits generated but not yet utilized by the Company may be carried forward for periods ranging from 10 to 15 years. As such, a valuation allowance for deferred tax assets was not considered necessary as of January

29, 2011 or January 30, 2010. The Company has $1.1 million of tax credit carryforwards for one state, available for use through 2024. The Company files income tax returns with the U.S. federal government and various state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to fiscal 2007.

(7) Other Long-Term Liabilities

The components of other long-term liabilities as of January 29, 2011 and January 30, 2010 are as follows (in thousands):

	January 29, 2011	January 30, 2010
Deferred rent	$ 3,946	$ 3,528
Tenant improvement allowances	4,848	5,600
Other	1,242	867
	$ 10,036	$ 9,995

(8) Stockholders' Equity

Stock-Based Compensation

On March 8, 2005, the Company adopted the 2005 Citi Trends, Inc. Long-Term Incentive Plan (the "Incentive Plan"), which became effective upon the consummation of the Company's initial public offering in May 2005. The Incentive Plan superseded and replaced the 1999 Allied Fashion Stock Option Plan (the "1999 Plan"). The 1999 Plan provided for the grant of incentive and nonqualified options to key employees and directors. The Board of Directors determined the exercise price of the option grants. The option grants generally vested in equal installments over four years from the date of grant and are generally exercisable up to ten years from the date of grant, which is the contractual life of the options. The exercise price of stock options may be satisfied through net share settlements. As of January 29, 2011, there remained outstanding 20,098 options issued under the 1999 Plan.

The Incentive Plan provides for the grant of incentive and nonqualified options, nonvested restricted stock and other forms of stock-based compensation to key employees and directors. The Board of Directors determines the exercise prices of the option grants which are generally equal to the closing market price of the Company's stock on the date of grant. Option grants generally vest in equal installments over four years from the date of grant for employees and over one to three years for directors and are generally exercisable up to ten years from the date of grant. The exercise price of stock options may be satisfied through net share settlements. Under the Incentive Plan, the Company may issue up to 1,300,000 shares of common stock upon the exercise of stock options and other equity incentive awards.

Compensation expense associated with stock options is based on an estimate of the fair value of each option award on the date of grant using the Black-Scholes Merton option pricing model. Expected volatility is based on estimated future volatility of the Company's common stock price. Having completed its initial public offering in May 2005, the Company had limited historical data regarding the price of its publicly traded shares when it last granted options in fiscal 2006. To estimate future volatility of the Company's stock price, the stock price volatility of similar entities for which shares had been publicly traded for a period of seven years or more was measured (seven years was used because the weighted average expected life of the Company's stock options was between six and seven years). The Company used historical data to estimate forfeitures used in the model. The expected term of options granted was based on the "simplified method" for "plain vanilla" options. The simplified method (available for entities which do not have sufficient historical exercise data available for making a refined estimate of expected term) assumed a 10 year contractual term with vesting at a rate of 25% per year. Accordingly, expected term = ((vesting term + original contractual term)/2). The risk-free interest rate for the periods which corresponds with the expected life of the option was based on the U.S. Treasury yield curve for the vesting period in effect at the time of grant.

A summary of the status of stock options under the Company's stock option plans and changes during fiscal 2010 is presented in the table below:

	2010			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 30, 2010	123,728	$ 24.35	4.9	$ 1,413,944
Granted	-	-	-	-
Exercised	28,055	9.02	2.7	-
Net shares settled	-	-	-	-
Forfeited	12,975	41.40	5.1	-
Outstanding as of January 29, 2011	82,698	$ 26.88	4.1	$ 530,554
Vested or expected to vest as of January 29, 2011	82,698	$ 26.88	4.1	$ 530,554
Exercisable as of January 29, 2011	82,698	$ 26.88	4.1	$ 530,554

As of January 29, 2011, January 30, 2010 and January 31, 2009, the range of exercise prices was $0.38 to $44.03.

Cash received from options exercised totaled $0.3 million, $0.8 million and $0.5 million in fiscal 2010, 2009 and 2008, respectively. The intrinsic value of options exercised was $0.7 million, $1.2 million and $4.6 million in fiscal 2010, 2009 and 2008, respectively.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised ("excess tax benefits") are classified as financing cash flows. Excess tax benefits realized from the exercise of stock options was approximately $0.4 million, $0.6 million and $1.2 million in fiscal 2010, 2009 and 2008, respectively.

The Company recognized $0.1 million, $0.2 million and $0.8 million in compensation expense for option grants during fiscal 2010, 2009 and 2008, respectively. As of January 29, 2011, no compensation cost related to previous stock option awards will be incurred in future periods, as all such option awards have vested. The Company's stock option plans allow the Company to issue new shares from shares authorized for issuance or repurchase shares on the open market to complete employee stock option exercises.

Shares of nonvested restricted stock granted to employees vest in equal installments over four years from the date of grant. Shares issued to directors vest one to two years from the date of grant. The Company records compensation expense on a straight line basis over the requisite service period of the stock recipients which is equal to the vesting period of the stock. Total compensation cost is calculated based on the closing market price on the date of grant times the number of shares granted. Using an estimated forfeiture rate equal to 7.1%, the Company expects to recognize $5.4 million in future compensation expense from the grants of nonvested stock over the requisite service period of up to four years. During fiscal 2010, 2009 and 2008, compensation expense arising from nonvested stock grants totaled $3.0 million, $2.3 million and $1.2 million, respectively.

A summary of activity related to nonvested restricted stock grants during the year ended January 29, 2011 is as follows:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 30, 2010	309,031	$ 21.17
Granted	141,092	33.26
Vested	(111,794)	21.94
Forfeited	(43,705)	24.00
Outstanding as of January 29, 2011	294,624	$ 26.25

(9) Commitments and Contingencies

The Company leases its stores under operating leases, which generally have an initial term of five years with renewal options. Future minimum rent payments under operating leases having noncancellable lease terms as of January 29, 2011 are as follows (in thousands):

Fiscal Year:		
2011	$	32,720
2012		28,706
2013		23,136
2014		16,507
2015		8,526
Thereafter		5,262
Total future minimum lease payments	$	114,857

Certain operating leases provide for fixed monthly rents, while others provide for contingent rents computed as a percentage of net sales and others provide for a combination of both fixed monthly rents and contingent rents computed as a percentage of net sales. Rent expense was $33.7 million, $28.2 million and $23.1 million for fiscal 2010, 2009 and 2008 (including $1.3 million, $1.5 million and $1.6 million of percentage rent), respectively.

On November 3, 2010, the Company executed an agreement with a supplier of automated material handling systems to equip the Company's new distribution center in Roland, Oklahoma. In addition to the sale of material handling equipment to the Company, the supplier will design, integrate and install the system and related equipment and provide training. The Company's remaining commitment with respect to this agreement is approximately $3.5 million.

The Company from time to time is involved in various legal proceedings incidental to the conduct of its business, including claims by customers, employees or former employees. While litigation is subject to uncertainties and the outcome of any litigated matter is not predictable, the Company is not aware of any legal proceedings pending or threatened against it that it expects to have a material adverse effect on its financial condition, results of operations or liquidity.

(10) Valuation and Qualifying Accounts

The following table summarizes the allowance for inventory shrinkage (in thousands):

		Allowance for Inventory Shrinkage
Balance as of February 2, 2008	$	2,534
Additions charged to costs and expenses		7,331
Deductions		(7,885)
Balance as of January 31, 2009		1,980
Additions charged to costs and expenses		5,849
Deductions		(5,562)
Balance as of January 30, 2010		2,267
Additions charged to costs and expenses		5,570
Deductions		(5,915)
Balance as of January 29, 2011	$	1,922

Additions charged to costs and expenses are the result of estimated inventory shrinkage. Deductions represent actual inventory shrinkage incurred from physical inventories taken during the fiscal year.

(11) Unaudited Quarterly Results of Operations

	Quarter Ended							
	Jan. 29 2011 (1)	Oct. 30 2010	Jul. 31 2010	May 1 2010	Jan. 30 2010	Oct. 31 2009	Aug. 1 2009	May 2 2009
	(in thousands, except per share and share amounts)							
Statement of Income Data:								
Net sales	$ 172,043	$ 140,037	$ 129,042	$ 181,406	$ 169,811	$ 127,356	$ 111,605	$ 143,097
Cost of sales	105,184	88,356	80,762	109,016	104,258	79,720	69,011	85,909
Gross profit	66,859	51,681	48,280	72,390	65,553	47,636	42,594	57,188
Selling, general and administrative expenses	47,112	47,243	44,426	48,450	44,050	41,989	38,994	40,133
Depreciation and amortization	5,692	5,324	4,769	4,750	4,752	4,851	4,455	4,373
Income (loss) from operations	14,055	(886)	(915)	19,190	16,751	796	(855)	12,682
Interest, net	27	33	39	51	69	68	77	98
Unrealized gain (loss) on investment securities						57	671	(728)
Income (loss) before income taxes	14,082	(853)	(876)	19,241	16,820	921	(107)	12,052
Income tax expense (benefit)	4,718	(459)	(309)	6,792	5,569	315	(38)	4,123
Net income (loss)	$ 9,364	$ (394)	$ (567)	$ 12,449	$ 11,251	$ 606	$ (69)	$ 7,929
Net income (loss) attributable to common shares:								
Basic	$ 9,364	$ (394)	$ (567)	$ 12,449	$ 11,251	$ 593	$ (69)	$ 7,780
Diluted	$ 9,364	$ (394)	$ (567)	$ 12,449	$ 11,251	$ 593	$ (69)	$ 7,780
Net income (loss) per common share:								
Basic (2)	$ 0.64	$ (0.03)	$ (0.04)	$ 0.86	$ 0.78	$ 0.04	$ (0.00)	$ 0.54
Diluted (2)	$ 0.64	$ (0.03)	$ (0.04)	$ 0.86	$ 0.78	$ 0.04	$ (0.00)	$ 0.54
Weighted average shares used to compute net income (loss) per common share:								
Basic	14,522,922	14,518,605	14,514,528	14,457,617	14,402,156	14,369,987	14,365,024	14,318,406
Diluted	14,537,007	14,518,605	14,514,528	14,488,767	14,447,318	14,409,443	14,365,024	14,339,270

---

(1) Financial results for the fourth quarter of fiscal 2010 include an immaterial correction of an error related to an accounting policy. Prior to the fourth quarter, the Company's policy was to expense the cost of inbound freight associated with the delivery of inventory to the Company's distribution centers in the period incurred, rather than capitalizing such costs as a component of inventory and expensing them as the related inventory was sold. In the fourth quarter of fiscal 2010, the Company began to capitalize inbound freight costs as a component of inventory. The impact of this correction in the fourth quarter was a reduction in cost of sales of $2.7 million and a resulting increase in net income of $1.8 million, or $0.12 per diluted share.

(2) Net income (loss) per share is computed independently for each period presented. As a result, the total of the per share earnings for the four quarters may not equal the annual amount.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. David Alexander, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Citi Trends, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 13, 2011

/s/ R. David Alexander, Jr.
R. David Alexander, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce D. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K of Citi Trends, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 13, 2011

/s/ Bruce D. Smith
Bruce D. Smith
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Citi Trends, Inc. (the "Company") on Form 10-K for the fiscal year ending January 29, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. David Alexander, Jr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 13, 2011

/s/ R. David Alexander, Jr.
R. David Alexander, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Citi Trends, Inc. and will be retained by Citi Trends, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Citi Trends, Inc. (the "Company") on Form 10-K for the fiscal year ending January 29, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bruce D. Smith, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 13, 2011

/s/ Bruce D. Smith

Bruce D. Smith
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Citi Trends, Inc. and will be retained by Citi Trends, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE DATA

HOME OFFICE

Citi Trends, Inc.
104 Coleman Boulevard
Savannah, GA 31408
912-236-1561
912-443-3674 Fax
www.cititrends.com

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

Shareholders seeking information concerning stock transfers, change of address, and lost certificates should contact American Stock Transfer & Trust Company directly.

GENERAL COUNSEL

Alston & Bird, LLP
Charlotte, NC

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Company's Corporate Secretary at the home office address listed above.

ANNUAL MEETING

The 2011 Annual Meeting of Stockholders will be held at 9:00 a.m., EDT on May 25, 2011, at the Embassy Suites - Airport, 145 West Mulberry Boulevard, Savannah, Georgia.

MARKET AND DIVIDEND INFORMATION

Citi Trends' common stock has been quoted on the NASDAQ Global Select Market under the symbol "CTRN" since its initial public offering on May 18, 2005. The following table shows the high and low per share prices of Citi Trends' common stock for the periods indicated:

Quarter Ended	High	Low
May 1, 2010	$37.57	$ 26.18
July 31, 2010	$36.58	$ 29.62
October 30, 2010	$31.95	$ 20.76
January 29, 2011	$26.99	$ 19.80

The Company has never declared or paid any cash dividends on its common stock and does not intend to pay any cash dividends on its common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

All statements other than historical facts contained in this annual report, including statements regarding our future financial position, business policy and plans and objectives of management for future operations, are forward-looking statements that are subject to material risks and uncertainties. The words "believe," "may," "could," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Citi Trends, are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors which are discussed in Item 1A, Risk Factors, in Citi Trends, Inc. Annual Report on Form 10-K for the fiscal year ended January 29, 2011 and in other filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, growth risks, consumer spending patterns, competition within the industry, competition in our markets and the ability to anticipate and respond to fashion trends. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, Citi Trends does not undertake to publicly update any forward-looking statements in this annual report or with respect to matters described herein, whether as a result of any new information, future events or otherwise.

BOARD OF DIRECTORS

R. Edward Anderson
Chairman of the Board of Directors

R. David Alexander, Jr.
President and Chief Executive Officer

Brian P. Carney
Executive Vice President & Chief Financial Officer, BI-LO, LLC

Lawrence E. Hyatt
Senior Vice President & Chief Financial Officer, Cracker Barrel Old Country Store, Inc.

John S. Lupo
Former Chief Operating Officer of the International Division of Wal-Mart Stores, Inc.

Patricia M. Luzier
Former Senior Vice President & Chief Administrative Officer of Cole National Corporation

OFFICERS

R. David Alexander, Jr.
President and Chief Executive Officer

Elizabeth R. Feher
Executive Vice President & Chief Merchandising Officer

Bruce D. Smith
Executive Vice President & Chief Financial Officer

Ivy D. Council
Senior Vice President of Human Resources

Charles D. Crowell
Senior Vice President of Supply Chain

James A. Dunn
Senior Vice President of Store Operations

Steven J. Horowitz
Senior Vice President of Real Estate and Construction

Citi Trends is a value-priced family apparel retailer with 461 stores in 27 states as of January 29, 2011. Citi Trends completed its initial public offering in May 2005 and is listed on the NASDAQ Stock Market under the symbol CTRN. Citi Trends' headquarters is located in Savannah, Georgia, with distribution centers located in Savannah and Darlington, South Carolina. The next distribution center, expected to be operational by the late spring of 2011, is in Roland, Oklahoma. Citi Trends provides quality fashion items at outstanding prices to our customers. The merchandising strategy of "Everyday Low Prices" has Citi Trends well positioned for continued growth and profitability. As a team we are committed to delivering exceptional value to our customers.



Citi Trends

Citi Trends, Inc.
104 Coleman Boulevard
Savannah, GA 31408
912.236.1561

www.cititrends.com